SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number:1-8610

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WARNER MEDIA, LLC SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T INC.

208 S. Akard, Dallas, Texas 75202

WARNER MEDIA, LLC SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

YEARS ENDED DECEMBER 31, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of Warner Media, LLC Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Warner Media, LLC Savings Plan (formerly, Time Warner Savings Plan) (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules

The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible, delinquent participant contributions and assets (held at end of year) as of December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1982, but we are unable to determine the specific year.

New York, New York

June 28, 2019

WARNER MEDIA, LLC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(thousands)

	December 31,
	2018	2017
Investments at fair value:
Commingled trust funds	$1,854,394	$1,909,766
Time Warner common stock	—	339,175
AT&T common stock	294,137	—
Other common stocks	1,532,472	1,634,589
Mutual funds	348,664	363,486
U.S. government and agency securities	261,992	237,901
Other fixed income securities	212,240	193,105
Cash, cash equivalents and other investments	59,008	41,389

Total investments at fair value	4,562,907	4,719,411

Investments at contract value:
Synthetic investment contracts	530,792	510,294

Total investments	5,093,699	5,229,705

Contributions receivable:
Employing company	11,269	13,554
Participants	982	3,737
Notes receivable from participants	61,257	61,789
Receivables for securities sold	191,375	200,573
Other assets	7,871	5,758

Total assets	5,366,453	5,515,116

Payables for securities purchased	358,588	324,124
Other liabilities	5,485	6,411

Total liabilities	364,073	330,535

Net assets available for benefits	$5,002,380	$5,184,581

See accompanying notes.

WARNER MEDIA, LLC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(thousands)

	Year Ended December 31,
	2018	2017
Net assets available for benefits at beginning of year	$5,184,581	$4,473,724
Changes in net assets:
Investment income, net of fees	59,796	47,306
Net realized and unrealized (depreciation) appreciation in the fair value of investments	(258,865)	655,785

Net investment (loss) income	(199,069)	703,091

Employing company contributions	143,979	137,285
Participant contributions, including rollover contributions	205,097	188,848
Participant loan interest income	4,349	3,837
Participant withdrawals	(334,660)	(320,154)
Administrative expenses	(1,897)	(2,050)

Net change	(182,201)	710,857

Net assets available for benefits at end of year	$5,002,380	$5,184,581

See accompanying notes.

WARNER MEDIA, LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

1. Description of the Plan

The following is an abbreviated description of the Warner Media, LLC Savings Plan (formerly known as the Time Warner Savings Plan) (the “Plan”). Warner Media, LLC (“WarnerMedia”), the successor by Merger (as defined below) to Time Warner Inc. (“Time Warner”), is the Plan sponsor. More complete descriptions of the Plan are provided in the Plan documents, as amended, and the summary plan description/prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of WarnerMedia (formerly Time Warner) and certain of its subsidiaries and affiliates (each, an “Employing Company” and, collectively, the “Employing Companies”).

The Plan is the only participating plan in the Time Warner Defined Contribution Plans Master Trust (the “Master Trust”) and is a “Qualified Automatic Contribution Arrangement” in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), and thus is exempt from nondiscrimination testing.

On June 14, 2018, Time Warner merged into a direct, wholly owned subsidiary of AT&T Inc. (“AT&T”) through a series of related transactions (the “Merger”). As a result of the Merger, each share of Time Warner stock was exchanged for $53.75 cash plus 1.437 shares of AT&T common stock.

Effective July 1, 2018, the Plan was amended to change the name of the Plan to the Warner Media, LLC Savings Plan.

The approval of the Merger Agreement by the Time Warner board of directors on October 22, 2016 constituted a change in control of Time Warner under the terms of the Plan, and, as a result, the current and future Employing Company Contributions (as defined below) of Plan participants who were actively employed on October 22, 2016 became fully vested. The Employing Company Contributions of Plan participants who became employed by an Employing Company after October 22, 2016 are subject to the regular vesting schedule under the Plan.

Investment Funds, Contributions and Vesting

The Plan provides for multiple investment funds made available through the trustee of the Master Trust, Fidelity Management Trust Company (“Fidelity”), pursuant to the Master Trust. The Plan’s investment funds consist of four asset allocation (target risk) funds and 14 core investment funds (ten of which are actively managed and four of which are index funds). The Plan also offers a self-directed brokerage option that is limited to mutual funds. Participant contributions, Matching Contributions (as defined below) and Rollovers (as defined below) may generally be invested in specified increments in the investment funds. Participants may periodically transfer account balances among the investment funds offered under the Plan.

Following the close of the Merger, the Time Warner Inc. Stock Fund was replaced with the AT&T Inc. Stock Fund. Each share of Time Warner common stock held in the Time Warner Inc. Stock Fund was exchanged for the merger consideration described above, and the independent fiduciary for the fund was charged with determining when and how to purchase additional shares of AT&T common stock with the cash portion of the merger consideration.

Contributions or investment fund transfers into the AT&T Inc. Stock Fund (formerly the Time Warner Inc. Stock Fund), an employee stock ownership plan component of the Plan, are prohibited, but Plan participants who hold AT&T common stock or previously held Time Warner common stock in this fund have the option of reinvesting cash dividends paid by AT&T and formerly Time Warner on its common stock through this fund or receiving a cash dividend distribution. During 2018 and 2017, Plan participants elected to receive $3.0 million and $6.3 million, respectively, in Time Warner cash dividend distributions. During 2018, post-merger, Plan participants elected to receive $10.7 million in AT&T cash dividend distributions. These dividend distributions are included with participant withdrawals on the Statements of Changes in Net Assets Available for Benefits.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant’s eligible compensation, up to an annual limit established by the Internal Revenue Service (“IRS”). The elective deferral amount for employees is 2% to 50% (in whole percentages) for the pre-tax contributions, subject to the limit established by the IRS.

WARNER MEDIA, LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

After two months of continuous employment (or, with respect to employees classified as hourly or temporary employees, after 1,000 hours of credited service in any one year), matching contributions by Employing Companies (“Matching Contributions”) are made as a percentage of a participant’s contributions to the Plan and are capped at certain percentages of the participant’s eligible compensation deferred.

All newly eligible Plan participants and employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are automatically enrolled in the Plan at a pre-tax contribution rate of 3%, unless they change their contribution rate or opt out of the Plan. Unless participants who are automatically enrolled in the Plan elect otherwise, their contribution rate automatically increases by an additional 1% of eligible compensation beginning on the first anniversary of their automatic enrollment date and will continue to increase by an additional 1% of eligible compensation annually until the 6% maximum pre-tax contribution rate for automatic contributions is reached. These participant contributions and Matching Contributions are invested in the Qualified Default Investment Alternative (the Growth Asset Allocation Fund), unless participants elect other investment option(s). Participants who are automatically enrolled in the Plan may change their contribution rate or opt out of the Plan at any time.

Matching Contribution rates for eligible Plan participants are consistent across all participating Employing Companies at a rate of 133 1⁄3% on up to the first 3% of eligible compensation deferred and 100% on up to the next 3% of eligible compensation deferred.

Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan (“Rollovers”). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits. Rollovers for 2018 and 2017 were $30.4 million and $24.8 million, respectively.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions (“Employing Company Contributions”). Each participant’s account is credited with the participant’s contributions, Rollovers, Employing Company Contributions and any earnings or losses thereon, as appropriate. Participant contributions, Rollovers and any earnings thereon are fully vested.

Other than Employing Company Contributions that became fully vested on October 22, 2016 in connection with the change in control described above, Matching Contributions and earnings thereon generally vest 100% upon the completion of two years of service (or for eligible temporary and hourly employees, the completion of periods of service established by the Plan).

Matching Contributions and any earnings thereon also become fully vested upon a participant’s termination of service due to death or disability, attainment of age 65, or upon the termination of the Plan.

Forfeited Accounts

Forfeited Employing Company Contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. See the table below for forfeiture activity for the years ended December 31, 2018 and 2017 (thousands).

	December 31, 2018	December 31, 2017
Balance at beginning of period	$60	$427
Additions to forfeiture balance	3,154	2,970
Forfeitures utilized	(3,163)	(3,337)

Balance at end of period	$51	$60

WARNER MEDIA, LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Notes Receivable From Participants

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts. The maximum number of loans a participant may have outstanding is limited to three at any one time, in the form of either one primary residence loan and two general loans or three general loans; provided, however, that if the primary residence loan was obtained by December 31, 2007, it does not limit the availability of the three general loans. The minimum loan amount is $1,000 and the maximum loan amount is $50,000.

Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual investment funds and the participant loan fund. Loan terms may be for up to five years or 15 years if for the purchase of a primary residence. Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence may have loan terms of up to 30 years based on the provisions of the plan from which the original loan was obtained. Interest rates charged for loans originated under the Plan within any quarter are set at the prime rate in effect on the first day of such quarter plus 1%. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set in accordance with the provisions of the plan from which the original loan was obtained. Interest rates on outstanding participant loans as of December 31, 2018 and 2017 ranged from 4.25% to 10.50%.

Payment of Benefits

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Generally, on termination of service, participants are eligible to receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all investment funds in the Plan will be paid in cash, except for benefits distributed from the AT&T Inc. Stock (formerly the Time Warner Inc. Stock Fund), which also offers shares of AT&T common stock (previously Time Warner common stock) as a distribution election. Fractional shares are paid in cash.

Plan Termination

Although it has not expressed any intent to do so, WarnerMedia reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the net assets of the Plan will be distributed to participants in accordance with the Plan’s provisions and applicable law.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Costs and expenses incurred for the purchase, sale or transfer of investments reflected in the accompanying financial statements are considered a cost of the investment or a reduction in the proceeds of a sale, as appropriate. Investment management fees and certain administrative costs are paid by the Plan’s investment funds and are included in Investment income, net of fees in the Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits

Participant withdrawals are recorded when paid.

WARNER MEDIA, LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Administrative Expenses

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, recordkeeping, custodial and trustee services. Other administrative costs, such as compensation of employees responsible for the administration of the Plan, are paid by Plan Sponsor.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan, other than synthetic investment contracts, are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for additional information and disclosures related to fair value measurements.

Synthetic investment contracts are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract.

Purchases and sales of securities are recorded on a trade-date basis and trades of securities that have not settled are reported as receivables or payables, respectively, for securities sold or purchased. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Recent Accounting Standards

In July 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-09 “Codification Improvements” (ASU-2018-09). ASU 2018-09 requires a plan to evaluate its investments to determine whether a readily determinable fair value exists or if investments qualify for the net asset value per share practical expedient and can be excluded from the fair value hierarchy disclosure. The new standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Plan is not early adopting this standard.

3. Investments

Plan investments are made in a variety of investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Capital Preservation Fund, an investment fund available in the Plan, includes fully benefit-responsive synthetic investment contracts that are valued at contract value in the Statements of Net Assets Available for Benefits. In a synthetic investment contract, debt securities (such as fixed-income, asset-backed and mortgage-backed securities) are purchased and then a financial institution agrees to provide for liquidity and an adjustable rate of return thereon (a “Wrapper”), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. As required for the IRS Form 5500 filing, these investments are valued at fair value in the Schedule of Assets (Held at End of Year). See Note 7 for a reconciliation of the financial statements to the Form 5500.

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

•	complete or partial termination of the Plan;

•	any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow;

WARNER MEDIA, LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

•	merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and

•	any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of an event that would limit the ability of the Capital Preservation Fund to transact at contract value is not probable.

A Wrapper issuer may terminate a Wrapper contract at any time by providing the appropriate notification. In the event that the market value of the Capital Preservation Fund’s covered assets is below their contract value at the time of such termination, Fidelity, as the Capital Preservation Fund’s investment manager, may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund’s covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund’s Crediting Rate (as defined below).

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of individual fund investments, net of investment management and certain administrative fees (the “Crediting Rate”). The Crediting Rate is calculated daily. Wrapper contracts use the Crediting Rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the Crediting Rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at such portfolio’s current yield to maturity for a period equal to such portfolio’s duration. The Crediting Rate is the discount rate that equates that estimated future market value with such portfolio’s current contract value. Crediting Rates are reset monthly. The Wrapper contracts are designed so that the Crediting Rate will not fall below 0%.

Certain investment managers of investment funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, in accordance with established guidelines of the investment funds. Derivative financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. Changes in the fair value of derivative financial instruments are recorded in the Statements of Changes in Net Assets Available for Benefits; therefore, no gains or losses are deferred. At December 31, 2018 and 2017, the fair value of derivative financial instruments held by the Plan was not material. The derivative financial instruments held by the Plan at December 31, 2018 and 2017 consisted of interest rate and credit default swap contracts, futures contracts and interest rate option contracts.

4. Fair Value Measurements

ASC 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted market prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

WARNER MEDIA, LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2018 and 2017.

The following table presents information about the Plan’s assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2018 and 2017 (thousands):

	December 31, 2018			December 31, 2017
Asset Category	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets
Equity securities:
AT&T common stock	$294,137	$—	$294,137	$—	$—	$—
Time Warner common stock	—	—	—	339,175	—	339,175
Other common stocks	1,532,472	—	1,532,472	1,634,589	—	1,634,589
Mutual funds(a)	348,664	—	348,664	363,486	—	363,486
Fixed income securities:
U.S. government and agency securities	—	261,992	261,992	—	237,901	237,901
Other fixed income securities	—	212,240	212,240	—	193,105	193,105
Cash, cash equivalents and other investments:
Cash and cash equivalents	33,108	25,299	58,407	28,545	12,272	40,817
Derivatives	323	278	601	133	439	572

Total Assets	2,208,704	499,809	2,708,513	2,365,928	443,717	2,809,645

Liabilities
Derivatives	(41)	(443)	(484)	(11)	(275)	(286)
U.S. government and agency securities	—	(1,079)	(1,079)	—	(2,150)	(2,150)

Total	$2,208,663	$498,287	$2,706,950	$2,365,917	$441,292	$2,807,209

(a)

At December 31, 2018 and 2017, mutual funds consisted of Fidelity Brokerage Link, DFA Emerging Markets Core Equity Portfolio Institutional Class Fund, PIMCO Priv ABS Sector Fund, PIMCO Short Term Floating NAV Portfolio II, and Fidelity Investments Money Market Government Portfolio.

Investments that are measured at fair value using the net asset value per share as a practical expedient have not been categorized in the fair value table above and are as follows (thousands):

	December 31,
Asset Category	2018	2017
Commingled trust funds(a)	$1,854,394	$1,909,766

(a)

At December 31, 2018, approximately 25% of the underlying securities held in commingled trust funds consisted of marketable fixed income securities and approximately 75% consisted of equity securities. At December 31, 2017, approximately 24% of the underlying securities held in commingled trust funds consisted of marketable fixed income securities and approximately 76% consisted of equity securities.

WARNER MEDIA, LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

There were no assets classified as Level 3 at December 31, 2018 or 2017.

Investments are recorded by the Plan on a trade date basis at fair value or contract value, as applicable. The following is a description of the valuation methodologies used for assets measured at fair value.

Commingled trust funds: Valued at the net asset value per unit at year end as reported to Fidelity by each fund company managing such trusts. Investments in the underlying commingled trust funds can generally be redeemed daily at net asset value.

Equity securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the closing price of shares held by the Plan at year end.

Fixed income securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded. Securities not traded on an active market are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Due to the subjectivity involved in this assessment, these investments may be classified in Level 3 of the fair value hierarchy. As of December 31, 2018 and 2017, there were no fixed income securities classified as level 3.

Cash equivalents and other investments: Cash equivalents consist of investments in short-term investment funds and money market funds valued at net asset value per unit equal to one dollar at year end. Other investments can consist of certificates of deposit, commercial paper, repurchase agreements, warrants, and futures, option and swap contracts. Certificates of deposit and repurchase agreements are valued at amortized cost, which approximates fair value. Commercial paper is valued using broker quotes that utilize observable market inputs. Warrants are valued based on the relationship of the exercise price to the value of the underlying security. Futures and option contracts are generally valued at closing settlement prices. Swap contracts are marked-to-market as the net amount due to and from the Plan in accordance with the terms of the contract based on the closing level of the relevant market rate of interest.

5. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, WarnerMedia (formerly Time Warner) may elect to contribute shares of AT&T common stock (formerly Time Warner common stock) and/or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner or AT&T common stock contributed in 2018 or 2017 as Employing Company Contributions to the Plan. The Plan may also purchase or sell shares of AT&T common stock (formerly Time Warner common stock) directly from or to AT&T (formerly Time Warner). There were no purchases or sales of either common stock by the Plan directly from or to AT&T or Time Warner in 2018 or 2017.

Certain Plan investments are managed by Fidelity. Fidelity has appointed JP Morgan Chase and State Street Bank to act as individual sub-custodians for certain Plan investments. Therefore, Fidelity’s management of such Plan investments and JP Morgan Chase’s and State Street Bank’s holdings of such investments as sub-custodians qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transaction rules under ERISA.

In addition, certain of the Plan’s investments are securities that have been issued by the Plan’s investment managers, custodian, sub-custodians, other service providers and their affiliated entities. The Plan’s investments in these securities also qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transactions rules under ERISA.

6. Tax Status of Plan

The Plan has received a determination letter from the IRS, dated April 14, 2015, stating that the Plan is qualified under Section 401(a) of the Code, subject to the Company’s adoption of certain amendments to the Plan. The Plan has been amended to comply with the determination letter issued by the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax exempt. The Plan is subject to audits, from time to time, by various authorities. The plan administrator believes the Plan’s information statement on Form 5500 is subject to examination for years after 2015.

WARNER MEDIA, LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

7. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2018 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan’s net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500 (thousands):

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$5,002,380	$5,184,581
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,358)	(509)

Net assets per the Form 5500	$4,997,022	$5,184,072

Year Ended December 31, 2018
Net investment loss per the financial statements	$(199,069)
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	509
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,358)

Net investment loss per the Form 5500	$(203,918)

Supplemental Schedules

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan: #336

Schedule G, Part I—Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2018

				Amount Received During Reporting Year			Amount Overdue
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Party-in Interest	Identity and Address of Obligor

Detailed Description

of Loan Including Dates

of Making and Maturity,

Interest Rate, the Type

and Value of Collateral,

any Renegotiation of the

Loan and the Terms of

the Renegotiation and

Other Material Items

			Original Amount of Loan	Principal	Interest	Unpaid Balance at End of Year	Principal	Interest
	Kaupthing Bank	KAUPTHING BK 5.75% 10/4/11 144A	$120,000	$—	$—	$120,000	$120,000	$—
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	1,177,000	—	—	1,177,000	1,177,000	—
	Landsbankinn	LANDSBANK IS MTN 6.1% 8/25/11	641,000	—	—	641,000	641,000	—

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan: #336

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2018

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VCFP	Contributions Pending Correction in VCFP	Total Fully Corrected Under VCFP and PTE 2002-51
$30,319	$30,319	$—	$—	N/A

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
	Commingled Trust Funds
5,469,956	BlackRock Equity Index - Fund T*	$553,539,357
2,614,331	BlackRock Extended Equity - Market Fund K*	242,759,751
17,031,759	Blackrock MSCI ACWI ex-u.s. IMI Index Fund M*	206,637,818
10,971,835	Blackrock MSCI ACWI Minimum Volatility Index Fund F*	134,843,849
21,172,527	Blackrock US Debt Index Fund W*	458,557,819
4,846,408	FIAM Select Global Plus*	80,208,050
16,917,554	TS&W International Large Cap Equity Trust*	177,847,481

	Total Commingled Trust Funds	$1,854,394,125

10,306,145	AT&T Common Stock*	$294,137,378

	Other Common Stocks
106,890	2U INC	$5,314,571
18,500	ABBOTT LABORATORIES	1,338,105
10,072	ACCELERON PHARMA INC	438,636
13,989	ACTIVISION BLIZZARD INC	651,468
21,835	ADOBE INC	4,939,950
68,600	ADTALEM GLOBAL EDUCATION INC	3,246,152
71,090	ADVANCED DISPOSAL SERVICES INC	1,701,895
610,000	AEGON NV (NY REGD) NEW YORK REGISTERED SHARES	2,836,500
3,400	AGILENT TECHNOLOGIES INC	229,364
10,200	AGIOS PHARMACEUTICALS INC	470,322
1,899	AIR PRODUCTS & CHEMICALS INC	303,935
8,125	ALASKA AIR GROUP INC	494,406
23,742	ALDER BIOPHARMACEUTICALS INC	243,356
24,617	ALEXION PHARMACEUTICALS INC	2,396,711
104,207	ALIBABA GROUP HOLDING LTD SPON ADR	14,283,653
9,700	ALIGN TECHNOLOGY INC	2,031,471
93,072	ALLSCRIPTS HLTHCARE SOLS INC	897,214
25,700	ALNYLAM PHARMACEUTICALS INC	1,873,787
16,785	ALPHABET INC CL A	17,539,654
47,535	ALPHABET INC CL C	49,227,722
43,112	AMAZON.COM INC	64,752,931
17,513	AMERICAN AIRLINES GROUP INC	562,342
145,000	AMERICAN EXPRESS CO	13,821,400
14,139	AMERICAN INTERNATIONAL GROUP	557,218
632	AMERICAN TOWER CORP	99,976
473	AMERIPRISE FINANCIAL INC	49,367

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
78,275	AMETEK INC NEW	$5,299,218
225,000	ANADARKO PETROLEUM CORP	9,864,000
3,618	ANAPTYSBIO INC	230,792
23,346	ANTHEM INC	6,131,360
235,059	APACHE CORP	6,170,299
5,639	APPFOLIO INC - A	333,942
79,712	APPLE INC	12,573,770
80,779	APTIV PLC	4,973,563
53,984	ARES MANAGEMENT CORP CL A	959,836
100,800	ASGN INC	5,493,600
20,192	ASPEN TECHNOLOGIES	1,659,379
101,437	ASSOCIATED BANC CORP	2,007,438
300,000	ASTRAZENECA PLC SPONS ADR	11,394,000
114,490	ATKORE INTERNATIONAL GROUP INC	2,271,482
16,100	AUTODESK INC	2,070,621
3,100	AUTOMATIC DATA PROCESSING INC	406,472
310,030	BAKER HUGHES A GE CO	6,665,645
34,427	BALL CORP	1,582,953
592,600	BANK OF AMERICA CORPORATION	14,601,664
265,000	BANK OF NEW YORK MELLON CORP	12,473,550
24,018	BANKUNITED INC	719,099
112,200	BB&T CORP	4,860,504
147,355	BEACON ROOFING SUPPLY INC	4,674,101
35,886	BECTON DICKINSON & CO	8,085,834
50,730	BELDEN INC	2,118,992
33,010	BENEFICIAL BANCORP INC	471,713
81	BIOGEN INC	24,375
13,832	BIOHAVEN PHARMACEUTICAL HOLDING CO LTD	511,507
44,630	BLACK HILLS CORP	2,801,871
79,500	BLACK KNIGHT INC	3,582,270
14,029	BLACKBAUD INC	882,424
34,494	BLACKLINE INC	1,412,529
48,357	BOEING CO	15,595,133
91,000	BOSTON SCIENTIFIC CORP	3,215,940
106,320	BRIGHT HORIZONS FAMILY SOLUTIONS INC	11,849,364
59,000	BRIGHTHOUSE FINANCIAL INC	1,798,320
210,000	BRISTOL-MYERS SQUIBB CO	10,915,800
1,549	BROADCOM INC	393,880
6,977	BROADRIDGE FINANCIAL SOL	671,536
131,044	BWX TECHNOLOGIES INC	5,009,813
26,299	CACTUS INC CL A	720,856

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
8,747	CALAVO GROWERS INC	$638,181
6,282	CANADIAN PAC RAILWAY LTD	1,115,809
194,500	CAPITAL ONE FINANCIAL CORP	14,702,255
69,696	CARROLS RESTAURANT GROUP INC	685,809
10,713	CASEY GENERAL STORES	1,372,764
85,945	CATALENT INC	2,679,765
1	CBOE GLOBAL MARKETS INC	98
61,000	CELANESE CORP	5,488,170
48,450	CELGENE CORP	3,105,160
19,213	CENTENE CORP	2,215,259
24,210	CHARLES RIVER LABS INTL INC	2,740,088
59,078	CHARTER COMMUNICATIONS INC A	16,835,458
53,493	CHEGG INC	1,520,271
29,350	CHEMICAL FINANCIAL CORP	1,074,504
6,800	CHIPOTLE MEXICAN GRILL INC	2,936,172
27,895	CHOICE HOTELS INTL INC	1,996,724
5,466	CHUBB LTD	706,098
107,835	CIGNA CORP	20,480,023
20,082	CINTAS CORP	3,373,575
200,700	CISCO SYSTEMS INC	8,696,331
2,000	CITIGROUP INC	104,120
52,385	CLARUS CORP	530,136
34,071	COGENT COMMUNICATIONS HOLDINGS INC	1,540,350
20,453	COHERUS BIOSCIENCES INC	185,100
26,578	COLUMBIA BANKING SYSTEMS INC	964,516
843,395	COMCAST CORP CL A	28,717,600
67,880	COMMERCIAL METALS CO	1,087,438
56,163	COMMVAULT SYSTEMS INC	3,318,672
32,500	CONCHO RESOURCES INC	3,340,675
31,009	CONNECTONE BANCORP INC	572,736
600	CONSTELLATION BRANDS INC CL A	96,492
16,075	CORELOGIC INC	537,227
21,490	CORE-MARK HOLDING CO INC	499,643
2,792	CORNING INC	84,346
28,797	COSTAR GROUP INC	9,714,380
3,875	COUPA SOFTWARE INC	243,583
166,350	CRAY INC	3,591,497
26,560	CROWN HOLDINGS INC	1,104,099
26,333	CSX CORP	1,636,069
744	CTRIP.COM INTL LTD ADR	20,133
76,900	CVS HEALTH CORP	5,038,488
73,300	DANAHER CORP	7,558,696

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
45,744	DELL TECHNOLOGIES INC CL C	$2,235,509
34,615	DELTA AIR INC	1,727,289
42,407	DESPEGAR.COM	526,271
99,300	DISH NETWORK CORP A	2,479,521
37,792	DOLLAR GENERAL CORP	4,084,559
1,600	DOWDUPONT INC	85,568
18,100	EDWARDS LIFESCIENCES CORP	2,772,377
11,190	EL PASO ELECTRIC CO	560,955
53,939	ELANCO ANIMAL HEALTH INC	1,700,697
3,800	ELECTRONIC ARTS INC	299,858
4,580	ELEMENT SOLUTIONS INC	47,311
4,564	ENVESTNET INC	224,503
33,920	EPAM SYSTEMS INC	3,935,059
7,670	EQUITY COMMONWEALTH	230,177
21,678	ESCO TECHNOLOGIES INC	1,429,664
30,559	ETSY INC	1,453,692
71,517	EURONET WORLDWIDE INC	7,321,910
13,797	EVERBRIDGE INC	783,118
79,740	EVO PAYMENTS INC CL A	1,967,186
93,530	EXTRACTION OIL & GAS INC	401,244
165,900	FACEBOOK INC CL A	21,747,831
6,421	FAIR ISAAC CORP	1,200,727
36,120	FEDERATED INVS INC CL B NV	958,986
77,900	FEDEX CORP	12,567,607
20,400	FERRARI NV	2,028,576
111,830	FIDELITY NATL INFORM SVCS INC	11,468,167
270,600	FIRST DATA CORP CL A	4,575,846
40,113	FISERV INC	2,947,904
29,901	FLEETCOR TECHNOLOGIES INC	5,553,214
21,750	FORTIVE CORP	1,471,605
50,949	GAP INC	1,312,446
19,300	GARTNER INC	2,467,312
44,559	GCI LIBERTY INC CL A	1,834,048
103,580	GENPACT LTD	2,795,624
85,000	GILEAD SCIENCES INC	5,316,750
275,000	GLAXOSMITHKLINE PLC SPONS ADR	10,507,750
10,105	GLOBAL BLOOD THERAPEUTICS INC	414,810
137,478	GLOBAL PAYMENTS INC	14,178,107
53,700	GOLDMAN SACHS GROUP INC	8,970,585
16,418	GUIDEWIRE SOFTWARE INC	1,317,216
109,120	GULFPORT ENERGY CORP	714,736
35,008	HABIT RESTAURANTS INC CL A	367,584

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
29,621	HAIN CELESTIAL GROUP INC	$469,789
134,200	HALLIBURTON CO	3,567,036
19,966	HAMILTON LANE INC - A	738,742
2,120	HANOVER INSURANCE GROUP INC	247,552
49,600	HARLEY-DAVIDSON INC	1,692,352
11,509	HARRIS CORP	1,549,687
8,062	HCA HEALTHCARE INC	1,003,316
24,144	HEALTHCARE SERVICES GROUP INC	970,106
6,916	HEALTHEQUITY INC	412,539
18,127	HEICO CORP	1,404,480
13,924	HENRY SCHEIN INC	1,093,312
33,695	HERSHEY CO (THE)	3,611,430
729,500	HEWLETT PACKARD ENTERPRISE CO	9,636,695
23,778	HEXCEL CORPORATION	1,363,431
20,726	HILTON WORLDWIDE HOLDINGS INC	1,488,127
53,670	HOME DEPOT INC	9,221,579
18,900	HONEYWELL INTL INC	2,497,068
198,550	HOSTESS BRANDS INC CL A	2,172,137
445,000	HP INC	9,104,700
49,321	HUDSON LTD CL A	845,855
9,000	HUMANA INC	2,578,320
5,200	IAC/INTERACTIVECORP	951,808
9,708	IDEX CORPORATION	1,225,732
1,091	IHS MARKIT LTD	52,335
9,968	ILLUMINA INC	2,989,702
18,400	INCYTE CORP	1,170,056
75,200	INFINEON TECH AG SPONS ADR	1,502,872
33,600	INGEVITY CORP	2,811,984
31,067	INTEGRA LIFESCIENCES HLDS CORP	1,401,122
95,590	INTERCONTINENTAL EXCHANGE INC	7,200,795
58,375	INTUIT INC	11,491,119
14,585	INTUITIVE SURGICAL INC	6,985,048
11,638	JOHN BEAN TECHNOLOGIES CORP	835,725
333,920	JOHNSON CONTROLS INTERNATIONAL PLC	9,900,728
156,792	JPMORGAN CHASE & CO*	15,306,035
150,000	JUNIPER NETWORKS INC	4,036,500
1,000	KANSAS CITY SOUTHERN	95,450
100,420	KEARNY FINANCIAL CORP	1,287,384

41,401	KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC CL A	1,037,923

341,746	KOSMOS ENERGY LTD	1,390,906
300	L3 TECHNOLOGIES INC	52,098

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
200	LAM RESEARCH CORP	$27,234
102,710	LIBERTY EXPEDIA HOLDINGS INC CL A	4,016,988
110,700	LILLY (ELI) & CO	12,810,204
51,099	LINDBLAD EXPEDITIONS HOLDINGS	687,793
16,776	LITTELFUSE INC	2,876,748
6,597	LOXO ONCOLOGY INC	924,042
110,110	MAGNOLIA OIL & GAS CORPO CL A	1,234,333
64,236	MAKEMYTRIP LIMITED	1,562,862
22,866	MARRIOTT INTERNATIONAL INC A	2,482,333
8,182	MARSH & MCLENNAN COS INC	652,515
36,663	MARVELL TECHNOLOGY GROUP LTD	593,574
62,394	MASTERCARD INC CL A	11,770,628
177,400	MATTEL INC	1,772,226
84,042	MAXIM INTEGRATED PRODUCTS INC	4,273,536
5,757	MAXIMUS INC	374,723
11,084	MCDONALDS CORP	1,968,186
65,200	MEDTRONIC PLC	5,930,592
9,900	MERCADOLIBRE INC	2,899,215
22,375	MERCK & CO INC NEW	1,709,674
62,200	MERCURY GENERAL CORP	3,216,362
12,867	MERCURY SYSTEMS INC	608,480
255,000	METLIFE INC	10,470,300
185,021	MICRO FOCUS INTERNATIONAL PLC SPND ADR	3,184,211
87,200	MICROCHIP TECHNOLOGY	6,271,424
683,840	MICROSOFT CORP	69,457,629
80,104	MIMECAST LTD	2,693,898
21,460	MOELIS & CO CL A	737,795
46,900	MOLSON COORS BREWING CO B	2,633,904
109,344	MORGAN STANLEY	4,335,490
37,400	MOTOROLA SOLUTIONS INC	4,302,496
89,800	NATIONAL OILWELL VARCO INC	2,307,860
46,805	NATIONAL VISION HOLDINGS INC	1,318,497
85,940	NCR CORP	1,983,495
77,828	NEOGENOMICS INC	981,411
44,948	NETFLIX INC	12,030,782
9,057	NEUROCRINE BIOSCIENCES INC	646,760
74,200	NEWS CORP NEW CL A	842,170
244	NEXTERA ENERGY	42,412
81,100	NINTENDO LTD ADR	2,684,410
1,800	NORFOLK SOUTHERN CORP	269,172
600	NORTHERN TRUST CORP	50,154
11,500	NORTHROP GRUMMAN CORP	2,816,350

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
16,040	NORTHWESTERN CORP	$953,418
9,441	NORWEGIAN CRUISE LINE HLDGS LTD	400,204
169,900	NOVARTIS AG SPON ADR	14,579,119
37,050	NUVASIVE INC	1,836,198
20,388	NVIDIA CORP	2,721,799
137,700	OCCIDENTAL PETROLEUM CORP	8,452,026
135,395	PACWEST BANCORP	4,505,946
17,233	PAYLOCITY HOLDING CORP	1,037,599
183,398	PAYPAL HLDGS INC	15,421,938
63,240	PENSKE AUTOMOTIVE GROUP INC	2,549,837
40,071	PERFORMANCE FOOD GROUP CO	1,293,091
223,280	PEYTO EXPL & DEV CORP NEW	1,157,942
11,600	PFIZER INC	506,340
600	PHILIP MORRIS INTL INC	40,056
11,500	PIONEER NATURAL RESOURCES CO	1,512,480
4,464	PRICESMART INC	263,822
25,570	PRIMERICA INC	2,498,445
123,125	PROGRESSIVE CORP OHIO	7,428,131
16,644	PROSPERITY BANCSHARES INC	1,036,921
303,676	QURATE RETAIL INC	5,927,756
45,469	RAYMOND JAMES FINANCIAL INC.	3,383,349
4,566	RED HAT INC	801,972
116,000	REDWOOD TRUST INC REIT	1,748,120
22,250	REGAL BELOIT CORP	1,558,613
20,217	RESTAURANT BRANDS INTERNATIONAL INC	1,057,349
40,210	REXNORD CORP NEW	922,820
340,000	ROCHE HOLDING LTD SPON ADR	10,567,200
18,500	ROCKWELL AUTOMATION INC	2,783,880
11,200	ROPER TECHNOLOGIES INC	2,985,024
44,100	ROSS STORES INC	3,669,120
19,895	ROYAL CARIBBEAN CRUISES LTD	1,945,532
95,760	RPC INC	945,151
38,788	RUSH ENTERPRISES INC CL A	1,337,410
6,600	S&P GLOBAL INC	1,121,604
87,879	SALESFORCE.COM INC	12,036,787
355,400	SANOFI SPON ADR	15,427,914
35,725	SAREPTA THERAPEUTICS INC	3,898,669
33,235	SBA COMMUNICATIONS CORP	5,380,414
150,000	SCHLUMBERGER LTD	5,412,000
602,011	SCHWAB CHARLES CORP	25,001,517
4,793	SEMPRA ENERGY	518,555
11,130	SENSIENT TECHNOLOGIES CORP	621,611

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
51,851	SERVICENOW INC	$9,232,071
12,415	SHERWIN WILLIAMS CO	4,884,806
16,500	SHOPIFY INC CL A	2,284,425
69,224	SITEONE LANDSCAPE SUPPLY INC	3,826,010
35,200	SKYWEST INC	1,565,344
293,300	SLM CORP	2,437,323
63,850	SOUTH JERSEY INDUSTRIES INC	1,775,030
17,982	SPLUNK INC	1,885,413
500,989	SPRINT CORP	2,915,756
93,890	SRC ENERGY INC	441,283
4,400	STATE STREET CORP*	277,508
50,560	STRYKER CORP	7,925,280
136,669	SUMMIT MATERIALS INC CL A	1,694,696
3,100	SYNOPSYS INC	261,144
47,285	SYNOVUS FINANICAL CORP.	1,512,647
32,100	TAKE-TWO INTERACTV SOFTWR INC	3,304,374
12,800	TARGET CORP	845,952
125,134	TD AMERITRADE HOLDING CORP	6,126,561
90,300	TE CONNECTIVITY LTD	6,829,389
13,700	TELEDYNE TECHNOLOGIES INC	2,836,859
302,297	TENCENT HOLDINGS LTD UNS ADR	11,931,663
38,550	TERRENO REALTY CORP	1,355,804
14,486	TESLA INC	4,820,941
21,697	TEXAS INSTRUMENTS INC	2,050,367
11,541	THE BOOKING HOLDINGS INC	19,878,449
19,877	THERMO FISHER SCIENTIFIC INC	4,448,274
17,140	TIMKEN CO	639,665
35,304	TOPBUILD CORP	1,588,680
35,164	TORCHMARK CORP	2,620,773
36,900	TOTAL SYS SVCS INC	2,999,601
74,085	TRANSUNION	4,208,028
86,200	TWENTY FIRST CENTURY FOX CL B	4,118,636
249,700	TWENTY FIRST CENTURY FOX INC-A	12,015,564
885	ULTA BEAUTY INC	216,683
51,841	ULTIMATE SOFTWARE GROUP INC	12,694,306
15,110	UMB FINANCIAL CORP	921,257
48,240	UNION BANKSHARES CORP	1,361,815
71,693	UNION PACIFIC CORP	9,910,123
23,551	UNITED CONTINENTAL HLDGS INC	1,971,925
39,880	UNITED FIRE GROUP INC	2,211,346
66,000	UNITED TECHNOLOGIES CORP	7,027,680
123,303	UNITEDHEALTH GROUP INC	30,717,243

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
137,629	UNIVAR INC	$2,441,538
17,300	VAIL RESORTS INC	3,647,186
104,011	VERINT SYSTEMS INC	4,400,705
67,200	VERISK ANALYTICS INC	7,327,488
71,542	VERTEX PHARMACEUTICALS INC	11,855,225
261,470	VISA INC CL A	34,498,351
13,632	VMWARE INC CL A	1,869,356
21,000	VULCAN MATERIALS CO	2,074,800
185,631	WASTE CONNECTIONS INC	13,783,103
240,000	WEATHERFORD INTERNATIONA PLC	134,160
31,118	WEBSTER FINANCIAL	1,533,806
102,395	WELBILT INC	1,137,608
38,925	WELLCARE HEALTH PLANS INC	9,189,803
400,000	WELLS FARGO & CO	18,432,000
32,929	WEX INC	4,612,036
3,350	WHITE MOUNTAINS INS GROUP LTD	2,873,262
20,898	WILLIS TOWERS WATSON PLC	3,173,570
16,147	WOODWARD INC	1,199,561
29,534	WORKDAY INC CL A	4,715,989
34,604	WORKIVA INC	1,241,938
27,002	WORLDPAY INC	2,063,763
593	WYNN RESORTS LTD	58,654
9,451	XILINX INC	804,942
2,500	XYLEM INC	166,800
19,958	YUM BRANDS INC	1,834,539
115,000	ZAYO GROUP HOLDINGS INC	2,626,600
22,703	ZEBRA TECHNOLOGIES CORP CL A	3,614,999
3,400	ZOETIS INC CL A	290,836
42,149	ZUORA INC CL A	764,583
210,126	ZYNGA INC	825,795

	Total Other Common Stocks	$1,532,471,772

	Synthetic Investment Contracts**
7,866,915	CASH	$7,866,915
350,000	ABBOTT LAB 2.9% 11/30/21	347,394
644,000	ABBVIE INC 2.5% 05/14/20	639,897
339,000	ACE INA HOLDING 2.3% 11/03/20	335,410
1,247,000	ACTAVIS FUNDING SCS 3% 3/12/20	1,253,360
385,000	AERCAP IRELAND 4.125% 07/03/23	383,105
401,000	AIG INTL GRP 4.875% 6/01/22	417,657
583,000	AIR LEASE CORP 2.5% 3/01/21	573,183
740,000	AIR LEASE CORP 2.625% 07/01/22	711,127

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
510,000	AMERICAN EXPRESS 2.25% 5/05/21	$500,852
1,000,000	AMERICAN EXPRESS 2.6% 09/14/20	997,316
750,000	AMERICAN HONDA FIN 1.7% 9/9/21	724,955
1,255,000	AMERICAN INTL GROUP 2.3% 7/19	1,262,989
266,000	AMERICAN INTL GRP 3.3% 3/01/21	268,015
555,000	AMGEN INC 2.125% 05/01/2020	549,493
440,000	AMGEN INC 2.2% 05/22/19	439,351
746,000	AMOT 2017-3 A2 2.04% 6/22	735,998
1,010,000	AMOT 2018-1 A2 2.7% 01/23	1,003,537
1,270,000	AMOT 2018-2 A 3.29% 05/23	1,279,134
177,000	AMPHENOL CORP NEW 3.2% 4/1/24	173,030
1,429,000	AMXCA 2017-1 A 1.93% 09/22	1,413,325
1,050,000	AMXCA 2017-3 A 1.77% 11/22	1,035,803
865,000	AMXCA 2017-6 A 2.04% 05/23	852,446
1,006,000	AMXCA 2018-4 A 2.99% 12/15/23	1,009,977
1,030,000	AMXCA 2018-6 A 0% 02/24	1,035,093
524,000	ANHUESER-BUSCH 2.65% 2/01/21	520,828
1,154,000	ANHUESER-BUSCH IN 3.3% 2/01/23	1,139,474
695,000	ANTHEM INC 2.95% 12/01/22	679,461
536,000	AT&T INC 2.45% 06/30/20*	528,978
1,000,000	AT&T INC 2.8% 02/17/21*	997,438
713,000	AUTOZONE 3.125% 7/15/23	702,735
292,000	AVALONBAY COMM 3.625% 10/1/20	296,276
95,000	AXA EQUITABLE 3.9% 4/23 144A	94,548
1,285,000	BACCT 2017-A1 A1 1.95% 08/22	1,270,777
1,177,000	BACCT 2017-A2 A2 1.84% 1/23	1,156,892
1,250,000	BACCT 2018-A1 A1 2.7% 04/23	1,247,012
1,017,000	BACCT 2018-A2 A2 3% 09/23	1,021,230
1,000,000	BAE SYSTEMS 2.85% 12/15/20	987,895
500,000	BANK AMER FDG 2.25% 4/21/20	496,775
800,000	BANK NOVA SCOTIA 2.8% 07/21/21	803,005
1,000,000	BANK OF AMER 2.625% 10/19/20	994,581
1,010,000	BANK OF AMERICA 2.625% 4/19/21	1,001,529
2,000,000	BANK OF AMERICA CO 3.864% 7/24	2,029,029
520,000	BANK TOKYO-MSB 2.3% 03/20 144A	518,860
1,000,000	BARCLAYS BANK 2.65% 01/11/21	991,610
750,000	BARCLAYS BANK 4.338% 5/16/24	733,209
450,000	BARCLAYS PLC 2.75% 11/8/19	448,548
500,000	BARCLAYS PLC 2.875% 06/20	491,654
568,000	BARCLAYS PLC 3.25% 01/12/21	564,907
1,020,000	BAT INTL FIN 2.75% 6/20 144A	1,003,310

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
760,000	BAT INTL FIN 3.5% 6/22 144A	$744,720
386,000	BERKSHIRE HATH 2.2% 3/15/21	383,424
1,110,000	BERKSHIRE HATHAWA 2.8% 1/15/23	1,099,563
1,595,000	BK OF AMER 3.004%/VAR 12/20/23	1,549,980
1,073,000	BMARK 2018-B2 A2 3.6623% 02/51	1,090,867
628,000	BMARK 2018-B7 A2 4.377% 05/53	659,365
732,000	BMARK 2018-B8 A2 4.2122% 01/52	761,595
1,000,000	BMW US 2.7% 04/06/22 144A	977,590
930,000	BMWFT 2018-1 A1 3.15% 5/23	933,130
510,000	BMWLT 2017-2 A3 2.07% 10/20	506,534
460,000	BMWLT 2018-1 A3 3.06% 07/21	462,633
1,000,000	BNK OF NOVA SCOTIA 2.7% 3/7/22	986,685
634,000	BNP PARIBA 2.45% 03/17/19	637,754
530,000	BP CAP MKTS PLC 2.521% 1/20	532,511
883,000	BP CAPITAL MKT PLC 2.315% 2/20	883,186
540,000	BPCE SA 2.5% 7/15/19	544,152
718,000	BRITISH TELECOM PLC 2.35% 2/19	723,461
532,000	BWSTA 18-1 A3 3.52% 12/22 144A	536,149
636,000	CAN NATURAL RES 3.45% 11/15/21	634,196
1,000,000	CANADIAN IMP BANK 2.55% 6/22	974,762
1,500,000	CAPITAL ONE FIN 3.2% 1/30/23	1,479,732
1,000,000	CAPITAL ONE NA 1.85% 9/13/19	994,617
683,090	CARMX 16-4 A3 1.4% 08/21	675,583
46,156	CARMX 2015-3 A3 1.63% 06/20	46,133
404,000	CARMX 2017-3 A3 1.97% 04/22	399,943
431,000	CARMX 2017-4 A3 2.15% 10/22	426,988
551,000	CARMX 2018-2 A3 2.98% 01/23	554,941
649,000	CARMX 2018-4 A3 3.36% 09/23	654,415
714,000	CATERPILLAR FINL 2.1% 01/10/20	714,073
1,282,000	CCCIT 2016-A1 A1 0% 11/21	1,271,014
1,165,000	CCCIT 2017-A3 A3 1.92% 04/22	1,155,360
1,000,000	CCCIT 2017-A8 A8 1.86% 8/8/22	991,144
1,044,000	CCCIT 2017-A9 A9 1.8% 09/21	1,040,853
1,268,000	CCCIT 2018-A1 A1 2.539% 01/23	1,271,895
137,000	CGCMT 13-GC11 A4 3.093% 04/46	136,366
363,000	CGCMT 13-GC15 A4 4.371% 9/46	380,386
479,000	CGCMT 13-GC17 A4 4.131% 11/46	497,418
565,000	CGCMT 16-GC36 AAB 3.368% 02/49	568,332
527,000	CGCMT 2012-GC8 A4 3.024% 9/45	526,030
951,000	CGCMT 2014-GC23 A3 3.356% 7/47	953,800
860,810	CGCMT 2015-GC29 A2 2.674% 4/48	858,349
473,000	CGCMT 2017-P7 A2 3.199% 04/50	475,893

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
1,285,000	CHAIT 2016-A2 A 1.37% 06/15/21	$1,276,119
1,310,000	CHAIT 2016-A5 A5 1.27% 07/21	1,299,257
468,000	CHEVRON PHIL 2.45% 5/1/20 144A	465,572
602,000	CHEVRON PHIL 3.3% 5/23 144A	598,754
419,000	CITIGROUP 3.124%/VAR 1/24/23	417,287
1,000,000	CITIGROUP INC 2.35% 08/02/21	981,148
500,000	CITIGROUP INC 2.45% 1/10/20	501,750
530,000	CITIGROUP INC 2.5% 7/29/19	533,791
800,000	CITIGROUP INC 2.75% 04/25/2022	779,676
771,000	CITIGROUP INC 4.4% 6/10/25	756,840
1,892,000	CITIZENS BANK NA 2.55% 5/13/21	1,856,889
525,000	CITIZENS BANK NA 2.65% 5/26/22	511,384
800,000	CITIZENS BK MTN 2.45% 12/04/19	795,810
93,000	CITIZENS FINCL 2.375% 7/28/21	91,527
918,000	CNH 2018-A A3 3.23% 07/23	921,952
2,113,000	COMCAST CORP 1.625% 01/15/22	2,037,955
590,000	COMCAST CORP 4% 10/15/25	602,822
1,000,000	COMCAST CORP NEW 3.7% 04/24	1,014,873
289,000	COMET 2015-A2 A2 2.08% 03/23	285,796
713,000	COMET 2015-A8 A8 2.05% 08/23	703,145
567,000	COMET 2016-A3 A3 1.34% 04/22	562,972
1,042,000	COMET 2016-A4 A4 1.33% 6/15/22	1,032,085
1,043,000	COMET 2017-A3 A3	1,032,460
1,040,000	COMET 2017-A4 A4 1.99% 07/23	1,024,659
671,000	COMET 2018-A1 A1 3.01% 02/24	675,442
408,000	COMM 15-CR23 ASB 3.257% 05/48	410,617
271,000	COMM 15-CR26 ASB 3.373% 10/48	273,932
1,649,657	COMM 2010-C1 A3 4.205 7/46	1,675,774
1,280,000	COMM 2012-CR2 A3 2.841 8/45	1,267,423
520,492	COMM 2012-CR3 A3 2.822% 10/45	513,173
525,365	COMM 2012-CR3 ASB 2.372% 11/45	520,278
1,119,000	COMM 2012-LC4 A4 3.288% 12/44	1,122,006
611,000	COMM 2013-CR6 A4 3.101% 03/46	609,150
794,252	COMM 2013-CR7 A4 3.213% 03/46	795,516
373,000	COMM 2013-CR8 A5 3.612% 06/46	378,920
489,251	COMM 2014-CR18 A2 2.924% 07/47	489,322
356,000	COMM 2015-CR22 A2 2.856% 03/48	355,808
399,000	COMM 2015-CR22 ASB 3.144% 3/48	399,909
530,000	COMMONWEALTH BK NY 2.3% 9/6/19	531,285
1,040,000	COMMWLTH BK ASTL NYB 2.3% 3/20	1,036,242
561,000	COMPASS BANK 2.875% 6/29/22	537,626
753,000	COMPASS BK BIRM 3.5% 6/11/21	752,336

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
381,000	CONSOLIDATED EDISON 2% 5/15/21	$370,585
606,000	CPART 17-1A A3 2.05% 03/21	602,221
804,000	CPART 18-2A A3 3.429% 12/22	810,981
852,000	CPART 2018-1A A3 3.088% 11/21	852,887
530,000	CREDIT SUISSE NY 2.3% 5/19	529,550
550,000	CREDIT SUISSE NY 3% 10/29/21	545,843
797,000	CSAIL 17-CX9 A2 3.0538% 09/50	793,325
273,000	CSAIL 2015-C2 ASB 3.2241% 6/57	272,857
458,000	CVS HEALTH CORP 2.8% 07/20/20	459,529
1,279,000	CVS HEALTH CORP 3.35% 03/09/21	1,288,057
1,023,000	CVS HEALTH CORP 3.7% 03/09/23	1,023,766
519,000	DAIMLER FIN 2.25% 3/20 144A	515,843
1,000,000	DAIMLER FIN 2.3% 2/12/21 144A	984,494
618,000	DAIMLER FIN 2.85% 1/6/22 144A	612,178
1,100,000	DAIMLER FIN NA 2.25% 9/19 144A	1,101,096
1,000,000	DAIMLER FIN NA 2.45% 5/20 144A	990,894
181,000	DANAHER CORP 2.4% 09/15/20	180,588
902,931	DBUBS 2011-LC2A A4 4.537% 7/44	931,738
1,827,000	DCENT 2015-A2 A 1.9% 10/22	1,803,362
1,000,000	DCENT 2015-A4 A4 2.19% 04/23	990,049
732,000	DCENT 2016-A3 A3 1.85% 10/23	717,789
1,042,000	DCENT 2016-A4 A4 1.39% 3/22	1,031,148
787,000	DCENT 2017-A6 A6 1.88% 2/15/23	774,922
1,288,000	DCENT 2018-A5 A5 3.32% 03/24	1,305,585
316,000	DEFT 18-1 A3 3.39% 06/23	316,353
446,000	DEFT 2018-2 A3 3.44% 10/23	448,335
1,324,000	DEUTSCHE BANK AG 2.5% 2/13/19	1,334,173
1,290,000	DEUTSCHE BANK AG 2.85% 5/10/19	1,287,458
1,030,000	DIAMOND 1 FI 3.48% 6/1/19 144A	1,029,947
1,237,000	DIAMOND FN 1/2 5.45% 6/23 144A	1,261,746
384,000	DIGITAL REALTY TR 2.75% 2/1/23	371,251
1,044,000	DISCOVER BANK 3.1% 06/20	1,039,123
292,000	DISCOVER BANK 3.35% 2/06/23	288,145
392,000	DISNEY (WALT)MTN 2.35 12/01/22	381,461
305,000	DOMINION RESOURCE 2% 8/15/21	295,356
294,000	DUKE ENERGY 1.8% 9/1/21	283,156
844,000	DUKE ENERGY CORP 3.05% 3/15/23	844,147
109,000	ENTERPRISE PRD 2.55% 10/15/19	109,010
407,000	ENTERPRISE PROD 2.85% 4/15/21	405,373
653,000	EVERSOURCE ENERGY 2.5% 3/15/21	646,569
148,000	EXELON CORP 2.85% 6/15/20	146,992
460,000	EXELON CORP VAR 06/01/2022	450,829

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
409,000	EXPRESS SCRIPTS 4.75% 11/21	$423,172
231,000	EXPRESS SCRIPTS HLD 2.6% 11/20	227,859
1,010,000	EXXON MOBIL CORP 2.222% 3/1/21	1,002,904
792,000	EXXON MOBIL CORP 2.726% 3/1/23	785,990
77,534	FHLG 5.50% 3/34 #G01665	83,429
587,568	FHLG 5.50% 5/34 #Z40042	631,270
1,316,005	FHLG 15YR 3.50% 10/26 #G14450	1,339,746
80,360	FHLG 15YR 4.00% 4/26 #E02867	82,612
136,362	FHLG 15YR 4.00% 9/25 #E02787	139,988
2,825	FHLG 15YR 5.00% 4/20 #G13598	2,855
122,694	FHLG 15YR 2.5% 06/23#G14775	122,209
50,817	FHLG 15YR 2.5% 09/22#J20415	50,680
1,153,945	FHLG 15YR 2.5% 10/31#G16387	1,138,596
1,457,801	FHLG 15YR 3% 05/29#J29409	1,463,787
606,921	FHLG 15YR 3.5% 08/30#G15273	617,871
1,021,983	FHLG 20YR 3% 11/33#G30872	1,026,101
556,933	FHLG 20YR 3.5% 05/38#G31067	566,808
891,294	FHLG 20YR 3.5% 06/32#C91456	907,096
52,930	FHLG 25YR 5.50% 7/35 #G05815	56,917
250,000	FHMS 2013-K025 A2 2.682% 10/22	248,708
243,539	FHMS 2017-K727 A1 2.632% 10/23	242,263
330,949	FHMS 2018-K079 A1 3.729% 02/28	342,258
1,189,000	FHMS K035 A2 3.458% 08/23	1,216,310
346,073	FHMS K724 A1 2.776% 03/23	345,145
97,129	FHR 2012-4135 AB 1.75% 06/42	93,288
607,419	FHR 2015-4472 WL 3% 05/45	607,941
2,253,780	FHR 2018-4765 QA 3% 02/46	2,247,194
2,117,533	FHR 2018-4766 MA 3.5% 02/46	2,157,244
54,400	FHR 3415 PC 5% 12/37	58,066
1,179,171	FHR 4656 PA 3.5% 10/45	1,202,047
1,370,079	FHR 4683 EA 2.5% 05/47	1,341,539
1,480,062	FHR 4847 CA 3.5% 11/15/45	1,503,556
1,000,000	FIFTH THIRD BAN 2.375% 4/25/19	1,002,293
500,000	FIFTH THIRD BAN 2.875% 7/27/20	503,053
645,000	FITAT 2017-1 A3 1.8% 02/22	638,489
22,154	FNMA 6.50% 7/32 #545759	24,867
7,672	FNMA 6.50% 7/32 #545762	8,610
9,932	FNMA 6.50% 7/35 #745092	11,200
15,149	FNMA 6.50% 8/36 #888034	16,989
7,933	FNMA 6.50% 12/32 #735415	8,904
188,186	FNMA 10YR 2.5% 05/23 #MA1431	187,543
79,642	FNMA 10YR 2.5% 10/22#AB6544	79,372

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
71,208	FNMA 10YR 2.5% 10/22#AB6730	$70,965
119,753	FNMA 15YR 3.50% 1/26 #AL1168	121,865
541,661	FNMA 15YR 3.50% 3/27 #AL1746	551,840
331,891	FNMA 15YR 3.50% 5/27 #AL1741	338,243
121,033	FNMA 15YR 3.50% 5/27 #AL1751	123,349
2,293,883	FNMA 15YR 3% 09/31#AL8853	2,307,065
215,787	FNMA 15YR 3.5% 01/27 #AX1909	219,917
47,113	FNMA 15YR 3.5% 07/26#AI7819	47,971
497,727	FNMA 15YR 3.5% 09/29#AL5878	507,097
200,485	FNMA 15YR 3.5% 10/29#AL5851	204,259
1,334,193	FNMA 15YR 4% 08/27#BM4533	1,369,894
281,223	FNMA 15YR 4.5% 11/25#AL8242	290,920
270,762	FNMA 20YR 2.5% 01/33#AL2974	265,738
303,557	FNMA 20YR 2.5% 01/33#AL2975	297,924
182,490	FNMA 20YR 2.5% 01/33#AL2976	179,104
214,653	FNMA 20YR 2.5% 01/33#AL2982	210,670
1,574,436	FNMA 3.5% 07/32#BM3929	1,603,334
421,314	FNMA 5.50% 11/34 #310105	453,775
80,418	FNMA 6.50% 12/35 #AD0723	90,263
66,043	FNMA 6.50% 8/36 #888544	74,262
54,888	FNMA 6.50% 8/36 #AE0746	61,694
445,879	FNR 2011-26 PA 4.5% 04/41	467,660
128,594	FNR 2012-149 DA 1.75% 01/43	123,463
1,238,584	FNR 2013-16 GP 3% 03/33	1,240,599
766,981	FNR 2014-83 P 3% 06/43	766,175
1,053,027	FNR 2015-28 JE 3% 05/45	1,049,063
1,532,845	FNR 2015-28 P 2.5% 5/45	1,501,288
593,531	FNR 2015-32 PA 3% 4/44	592,969
896,734	FNR 2015-42 LE 3% 06/45	892,085
660,576	FNR 2015-49 LE 3% 07/45	660,643
796,860	FNR 2015-54 GA 2.5% 07/45	784,134
1,432,868	FNR 2016-100 P 3.5% 11/44	1,453,706
947,632	FNR 2016-105 PA 3.5% 4/45	964,645
689,591	FNR 2016-19 AH 3% 04/46	689,835
1,779,215	FNR 2016-26 CG 3% 05/46	1,775,142
897,993	FNR 2016-27 HK 3% 01/41	893,877
440,763	FNR 2016-27 KG 3% 01/40	440,287
1,747,764	FNR 2016-34 GH 3% 06/46	1,741,268
1,849,056	FNR 2016-37 BK 3% 06/46	1,844,937
1,516,733	FNR 2017-11 HA 3.5% 12/45	1,543,578
1,719,389	FNR 2017-20 AP 3.5% 03/45	1,749,668
1,559,722	FNR 2017-74 PA 3.5% 11/45	1,588,079

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
1,066,849	FNR 2017-97 P 3% 01/47	$1,059,293
1,351,262	FNR 2018-11 LA 3.5% 7/45	1,375,174
1,051,807	FNR 2018-16 NB 3.25% 12/44	1,060,831
2,995,321	FNR 2018-3 LP 3% 02/47	2,982,579
6,668,783	FNR 2018-44 PA 3.5% 06/44	6,739,602
2,090,835	FNR 2018-88 BA 4% 11/25/43	2,154,326
1,385,000	FORD CRD 16-1 A 2.31% 08/27	1,367,544
500,000	FORD MTR CR CO 2.681% 01/09/20	498,069
1,000,000	FORD MTR CR CO 4.14% 2/15/23	966,097
445,000	FORD MTR CR LLC 3.339% 3/28/22	423,860
968,000	FORDF 2016-1 A1 1.76% 02/21	966,918
988,000	FORDF 2016-3 A1 1.55% 07/21	981,028
1,042,000	FORDF 2017-2 A1 2.16% 09/22	1,027,558
1,000,000	FORDF 2018-1 A1 2.95% 5/21	998,623
256,325	FORDO 16-B A3 1.33% 10/20	255,300
188,022	FORDO 2016-A A3 2.01% 07/20	187,626
849,952	FORDO 2017-A A3 1.67% 6/21	844,105
999,000	FORDO 2018-A A3 3.03% 11/22	1,000,810
565,000	FORDR 2014-2 A 2.31% 04/26	561,616
538,000	FORDR 2015-2 A 2.44% 01/27	534,063
370,000	FORTIVE CORP 2.35% 06/15/21	361,146
1,106,000	GENERAL ELEC CO 3.375% 3/11/24	1,044,462
190,000	GENERAL MILLS INC 3.2% 4/16/21	190,266
1,114,000	GENERAL MTR FIN 4.15% 06/19/23	1,086,920
739,000	GENERAL MTRS FIN 2.65% 4/13/20	731,721
633,000	GENERAL MTRS FINL 3.55% 4/9/21	629,332
770,000	GFORT 16-1 A1 1.86% 05/21	767,138
825,000	GFORT 17-1 A1 2.22% 1/22 144A	818,561
968,000	GFORT 2018-2 A1 3.25% 3/23	969,436
557,000	GMALT 2018-2 A3 3.1% 06/21	556,684
463,000	GMCAR 2018-1A A3 2.39% 7/18/22	458,679
483,000	GOLDMAN SAC BK USA 3.2% 6/5/20	483,170
529,000	GOLDMAN SACHS 2.876%/VAR 10/22	516,324
878,000	GOLDMAN SACHS GRP 2.75 9/15/20	875,877
1,250,000	GOLDMAN SACHS GRP 3.2% 2/23/23	1,226,608
389,000	GSINC 5.25% 7/27/21	412,538
662,000	GSMC 14-GC26 AAB 3.365% 11/47	668,191
138,000	GSMS 14-GC18 AAB 3.648% 01/47	139,876
160,000	GSMS 14-GC20 AAB 3.655% 04/47	162,715
354,000	GSMS 15-GC32 AAB 3.513% 7/48	359,128
549,923	GSMS 2012-GC6 A3 3.482% 01/45	557,403
1,312,198	GSMS 2012-GCJ9 A3 2.773% 11/45	1,297,242

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
191,295	GSMS 2013-GC10 A4 2.681% 02/46	$187,752
1,066,000	GSMS 2013-GC10 A5 2.943% 02/46	1,055,241
438,000	GSMS 2015-GC28 AAB 3.206% 2/48	439,756
1,000,000	GUARDIAN LIFE 3.4% 4/23 144A	1,002,421
462,000	HALFMOON P 3.75% 07/15/23 144A	465,438
904,000	HALFMOON PA 3.4% 9/17/21 144A	910,785
17,974	HAROT 2015-4 A3 1.23% 09/23/19	17,971
757,487	HAROT 2017-1 A3 1.72% 07/21	751,336
18,968	HART 2015-C A3 1.46% 02/20	18,968
137,880	HART 2016-A A3 1.56% 09/20	137,456
809,828	HART 2016-B A3 1.29% 4/21	802,439
643,000	HART 2018-A A3 2.79% 07/22	643,283
550,000	HFMOT 2016-1A A2 1.81% 03/21	548,203
1,030,000	HSBC HLDNGS 3.262/VAR 3/13/23	1,018,051
750,000	HSBC HOLDINGS 3.95%/VAR 5/24	749,444
211,625	HUNT AUTO 16-1 A3 1.57% 11/20	210,874
750,000	HUNTINGTN BCSHRS 2.3% 1/14/22	732,103
1,157,000	HUNTINGTON NATL BK 3.25% 5/21	1,158,988
510,000	HYUNDAI CAP AM 2.6% 3/20 144A	507,186
145,000	INGERSOLL-RND LX 2.625% 5/1/20	144,194
625,000	INTERCO EXCH INC 3.45% 9/21/23	635,654
668,000	INTERCONT EXCH 2.75% 12/01/20	665,216
654,000	ITC HLDGS CORP 2.7% 11/15/22	634,363
971,000	JAPAN BANK INTL 1.5% 7/21/21	946,329
443,000	JPMBB 14-C22 ASB 3.5036% 09/47*	446,543
500,000	JPMC CO 2.55% 10/29/20*	496,542
1,000,000	JPMC CO 3.559%/VAR 04/23/24*	999,101
915,000	JPMCC 13-C10 A5 3.1425% 12/47*	910,521
607,000	JPMCC 16-JP4 A2 2.9343% 12/49*	602,856
366,706	JPMCC 2012-C6 A3 3.5074 5/45*	369,510
524,866	JPMCC 2012-C8 A3 2.8291% 10/45*	516,933
561,000	JPMCC 2015-JP1 A2 3.1438% 1/49*	559,868
1,540,000	JPMORGAN CHASE & CO 2.75% 6/20*	1,531,876
790,000	JPMORGAN CHASE &CO2.25%1/23/20*	789,845
1,000,000	JPMORGAN CHASE 3.514% 6/18/22*	1,003,493
1,300,000	JPMORGAN CHASE 4.023/VAR 12/24*	1,314,763
1,276,000	KCOT 2018-1A A3 3.1% 08/22	1,284,009
413,000	KEY BANK NA 2.5% 12/15/19	410,930
379,000	KINDER MORGAN IC 3.05% 12/1/19	377,784
672,000	LOCKHEED MARTIN 2.5% 11/23/20	666,274
525,000	MANUFACT & TRADE 2.5% 5/18/22	511,525
450,000	MANUFCTRS & TRDR 2.1% 02/06/20	448,922

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
780,000	MARSH & MCLENN 2.35% 03/06/20	$778,843
630,000	MARSH & MCLENNAN 2.75% 1/30/22	624,726
1,000,000	MASSMUTUAL 2.45% 11/23/20 144A	988,968
1,000,000	MASSMUTUL GLBL 2.5% 4/22 144A	981,681
98,000	MCDONALDS CORP 2.75% 12/20	97,465
642,000	MCDONALDS MTN 2.625% 1/15/22	635,548
1,000,000	MET LIFE GLBL FDG 2% 4/20 144A	989,907
750,000	MET LIFE GLOB 2.65% 4/22 144A	735,468
530,000	MITSUBISHI 2.45% 10/16/19 144A	529,690
750,000	MITSUBISHI UFJ 3.455% 3/02/23	753,918
581,000	MITSUBISHI UFJ FI 2.95% 3/1/21	580,856
525,000	MITSUBISHI UFJ FIN 2.998% 2/22	523,266
500,000	MIZUHO BNK LTD 2.65% 9/19 144A	501,784
716,000	MIZUHO FINL 2.273% 9/13/21	698,115
510,000	MIZUHO FINL 2.632% 04/21 144A	503,255
500,000	MIZUHO FINL GROUP 2.953% 2/22	495,207
361,000	MOODYS CORP 2.75% 12/15/21	354,456
1,030,000	MORGAN STANLEY 2.375% 7/23/19	1,036,273
1,955,000	MORGAN STANLEY 2.5% 01/24/19	1,975,517
1,000,000	MORGAN STANLEY 2.5% 04/21/21	984,745
800,000	MORGAN STANLEY 2.65% 01/27/20	802,974
750,000	MORGAN STANLEY 2.75% 05/19/22	732,032
1,000,000	MORGAN STANLEY 3.125% 01/23/23	989,887
1,000,000	MORGAN STANLEY 3.737%/VAR 4/24	999,316
238,000	MSBAM 15-C22 ASB 3.04% 4/15/48	237,915
1,014,611	MSBAM 2012-C6 A4 2.858% 11/45	1,002,537
279,000	MSBAM 2013-C11 A4 CSTR 8/46	291,621
749,000	MSBAM 2013-C7 A4 2.918% 2/46	740,257
858,000	MSBAM 2013-C8 A4 3.134% 12/48	854,878
579,000	MSBAM 2014-C16 ASB 3.477% 6/47	583,932
721,000	MSBAM 2014-C17 ASB 3.477% 8/47	729,075
142,000	MSBAM 2015-C21 ASB 3.15% 03/48	141,539
422,000	MSC 2011-C2 A4 4.661% 06/44	437,353
311,136	NAROT 2016-B A3 1.32% 01/15/21	308,831
1,043,000	NAROT 2017-A A3 1.74% 08/21	1,034,103
1,310,000	NEW YORK LIFE 1.95% 2/20 144A	1,304,936
559,000	NMOTR 2016-A A2 1.54% 06/21	555,643
280,000	NYC TFA (PIT) 2.05% 08/01/23	270,055
255,000	NYC TFA (PIT) 2.85% 02/01/24	252,760
645,000	NYS UDC 2.67% 03/15/23	642,486
1,140,000	NYS UDC 2.7% 03/15/23	1,137,002
1,000,000	ORACLE CORP 1.9% 09/15/21	976,027

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
1,599,000	PHILIP MORRIS INTL 1.875% 2/21	$1,564,154
1,000,000	PNC BANK NA 2.15% 4/29/21	977,956
530,000	PNC BANK NA 2.4% 10/18/19	529,455
500,000	PNC BANK NA 2.55% 12/09/21	488,551
780,000	PRICOA GLBL 2.45% 9/21/22 144A	759,112
1,070,000	PRINCIPAL FDG 2.375% 9/19 144A	1,070,881
500,000	PROTECTIVE LF 2.161% 9/20 144A	493,871
1,000,000	PROTECTVE LFE 2.615% 8/22 144A	981,323
692,000	PRUDENTIAL MTN 3.5% 05/15/24	698,842
717,000	PUBLIC SERVICE ELE 2.65% 11/22	692,271
354,000	PUBLIC SVC ENT 2% 11/15/21	340,837
1,000,000	QUEBEC PROVINCE 2.375% 1/31/22	997,712
567,000	REGIONS FINL CORP 2.75% 8/22	552,936
750,000	REGIONS FINL CORP 3.2% 2/8/21	754,711
566,000	REYNOLDS AMERICAN 3.25% 6/20	563,409
349,000	REYNOLDS AMERICAN 4% 6/12/22	345,958
1,000,000	ROPER TECHNOLOGIES 3% 12/15/20	994,634
675,000	ROPER TECHNOLOGIES 3.65% 09/23	683,863
780,000	ROPER TECHNOLOGS 2.8% 12/15/21	765,085
1,500,000	ROYAL BANK OF CANA 2.15% 10/20	1,482,139
700,000	ROYAL BK CAN GL 2.35% 10/30/20	694,140
1,000,000	ROYAL BK CDA 3.2% 04/30/21	1,005,282
1,250,000	ROYAL BK OF CAN 2.125% 3/2/20	1,245,729
1,277,000	ROYAL BK SCO 4.519%/VAR 06/24	1,253,917
1,000,000	ROYAL BNK OF CAN 3.7% 10/5/23	1,012,784
656,000	SEMPRA ENERGY 2.4% 3/15/20	651,339
397,000	SEMPRA ENERGY 2.85% 11/15/20	393,171
189,000	SEMPRA ENERGY 2.9% 02/01/23	185,925
750,000	SHELL INTL 2.25% 11/10/20	743,306
771,000	SHELL INTL FIN BV 2.125% 05/20	765,345
1,250,000	SHIRE ACQ INV IRE 2.4% 9/23/21	1,216,844
208,000	SIMON PROP GRP 2.35% 1/30/22	204,045
860,000	SIMON PROPERTY 2.75% 06/01/23	835,297
1,250,000	SOUTHERN COMPANY 2.35% 7/1/21	1,229,936
362,000	SOUTHERN PWR CO 2.375% 6/1/20	357,702
1,027,000	SRT 2017-A A3 2.58% 01/21	1,019,239
856,000	SRT 2018-A A3 2.93% 05/21	855,688
584,000	SSM HEALTH CARE 3.688% 6/1/23	591,118
513,637	SSTRT 17-1A A3 1.89% 8/20	511,196
623,000	SSTRT 17-2A A3 2.04% 4/21 144A	616,552
143,624	SSTRT 2016-1A A3 1.524% 03/20	143,195
1,273,000	SSTRT 2018-2A A3 3.51% 8/25/22	1,283,615

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
520,000	STARBUCKS CORP 3.8% 08/15/25	$522,210
500,000	SUMITOMO BKG 2.45% 01/16/20	501,581
657,000	SUMITOMO MITSUI 2.934% 3/9/21	656,059
828,000	SUNTRUST BAN 3.502%/VAR 8/2/22	837,974
750,000	SUNTRUST BANKS INC 2.9% 3/3/21	750,615
188,000	SYNCHRONY FIN 3% 8/15/19	188,892
1,215,000	SYNCHRONY FINANCL 2.6% 1/15/19	1,229,152
1,014,000	SYNCT 2015-1 A 2.37% 03/23	1,007,057
983,000	TAOT 2018-B A3 2.96% 09/22	984,531
1,020,000	TORONTO DOM BANK 2.125% 4/7/21	1,003,134
1,000,000	TOYOTA MOTOR CORP 2.6% 1/11/22	997,776
1,050,000	TRANSCANADA 2.125% 11/15/19	1,042,857
987,000	TRANSCANADA PIP 2.5% 8/1/22	957,457
1,000,000	UBS AG LON 2.45% 12/01/20 144A	983,355
538,000	UBSBB 2012-C2 A4 3.525 5/63	545,489
410,000	UNITED HEALTH 2.7% 7/15/20	413,573
305,000	UNITED TECHNOLOG 3.5% 8/16/21	307,994
750,000	UNITEDHEALTH GP 2.125% 3/15/21	739,002
1,000,000	USAA CAPITAL 2% 6/1/21 144A	973,623
358,000	USAOT 2017-1 A3 1.79% 05/21	355,622
6,000,000	UST NOTE 1.875% 03/31/22	5,916,280
20,000,000	UST NOTES 1.625% 07/31/20	19,850,437
8,000,000	UST NOTES 1.875% 09/30/2022	7,864,438
27,433,000	USTN 1.125% 02/28/21	26,740,697
9,894,000	USTN 1.625% 08/31/22	9,652,369
4,000,000	USTN 1.75% 06/30/22	3,903,315
28,699,000	USTN 1.75% 11/30/21	28,163,055
20,000,000	USTN 1.75% 12/31/20	19,712,588
9,194,000	USTN 1.875% 07/31/22	9,075,498
5,316,000	USTN 2.125% 12/31/22	5,241,878
20,000,000	USTN 2.625% 06/30/23	20,105,231
617,000	VALET 2018-1 A3 3.32% 11/22	617,684
502,000	VERIZON COM 2.946% 03/15/22	500,034
658,000	VERIZON COMM 1.75% 8/15/21	639,720
500,000	VERIZON COMMS INC 3% 11/21	499,969
476,000	VERIZON COMMUNS 2.625% 2/21/20	478,672
513,000	VOLKSWAGEN GRP 2.4% 5/20 144A	506,284
456,906	VZOT 16-1A A 1.42% 01/21	454,867
603,000	VZOT 17-2A A 1.92% 12/21	597,181
935,645	VZOT 2016-2A A 1.68% 5/21	930,785
1,050,000	VZOT 2017-3A A1A 2.06% 04/22	1,038,035
1,268,000	VZOT 2018-A A1A 3.23% 4/20/23	1,277,027

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
520,000	WASHINGTON PG 3.85% 4/1/20	$517,152
530,000	WELLPOINT INC 2.25% 8/15/19	531,671
1,000,000	WELLS FARGO 3.325%/VAR 07/23/21*	1,013,593
1,000,000	WELLS FARGO & CO MTN 2.6% 7/20*	1,001,628
1,000,000	WELLS FARGO BK 3.55% 8/14/23*	1,009,837
435,000	WELLTOWER INC 3.95% 09/01/23	442,500
1,000,000	WESTPAC BANKING 1.6% 08/19/19	996,985
1,050,000	WESTPAC BANKING 2.8% 1/11/22	1,044,104
1,155,113	WFCM 2012-LC5 A3 2.918% 10/45*	1,145,610
66,986	WFCM 2013-LC12 A1 1.676% 7/46*	66,994
590,000	WFCM 2015-C27 ASB 3.278% 2/48*	594,633
580,000	WFCM 2016-C34 A2 2.603% 06/49*	571,583
428,000	WFCM 2016-C37 A2 3.103% 12/49*	428,248
132,290	WFCM 2016-LC25 1.795% 12/15/59*	131,089
93,909	WFRBS 13-C12 ASB 2.838% 03/48*	93,366
217,541	WFRBS 13-C16 ASB 3.963% 09/46*	221,922
281,000	WFRBS 14-C20 ASB 3.638% 05/47*	285,813
332,000	WFRBS 14-C23 ASB 3.636% 10/57*	338,879
694,000	WFRBS 2011-C3 A4 4.375% 3/44*	710,060
445,000	WFRBS 2012-C7 A2 3.431% 6/45*	448,567
708,988	WFRBS 2012-C9 A3 2.87% 11/45*	705,013
1,133,000	WFRBS 2013-C11 A5 3.071% 03/45*	1,127,435
274,000	WFRBS 2013-C12 A4 3.198% 3/48*	273,635
1,067,000	WFRBS 2013-C14 A5 3.337% 6/46*	1,071,843
581,000	WFRBS 2013-C16 A5 4.415% 09/46*	610,606
1,091,000	WFRBS 2014-C22 ASB 3.464% 9/57*	1,106,500
292,000	WISCONSIN ENERGY 2.45% 6/15/20	288,830
423,985	WOART 2016-A A3 1.77% 09/21	421,283
281,000	XCEL ENERGY INC 2.4% 03/15/21	278,679
782,000	XEROX CORP 2.75% 03/15/19	784,422
141,000	ZOETIS INC 3.45% 11/13/20	142,011

	Total Synthetic Investment Contracts	$525,433,042

	Mutual Funds
	Fidelity BrokerageLink*	$205,955,149
6,298,112	DFA Emerging Markets Core Equity Portfolio Institutional Class Fund*	121,238,649
54,677	Fidelity Investments Money Market Government Portfolio*	54,677
1,684,474	PIMCO Priv ABS Sector Fund (732)*	21,022,241
39,320	PIMCO Short Term Floating NAV Portfolio II*	393,396

	Total Mutual Funds	$348,664,112

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
	U.S. Government Agency Securities
	United States Treasury Notes
500,000	UST NOTE 1.875% 03/31/22	$490,615
3,700,000	UST NOTE 2.25% 02/15/27	3,595,439
6,300,000	USTN 1.5% 08/15/26	5,815,613
4,000,000	USTN 1.875% 04/30/22	3,923,381
3,200,000	USTN 2% 06/30/24	3,111,782
3,600,000	USTN 2.125% 09/30/21	3,565,481
9,400,000	USTN 2.25% 04/30/21	9,354,310
8,340,000	USTN 2.25% 08/15/27	8,077,367
7,600,000	USTN 2.25% 11/15/24	7,469,686
6,500,000	USTN 2.375% 05/15/27	6,368,683
5,800,000	USTN 2.375% 8/15/24	5,746,947
200,000	USTN 2.5% 05/15/24	199,631
3,100,000	USTN 2.625% 3/31/25	3,109,809
1,500,000	USTN 2.75% 08/31/23	1,516,775
2,800,000	USTN 2.75% 2/28/25	2,828,791
2,100,000	USTN 2.875% 04/30/25	2,136,901
200,000	USTN TII 0.75% 2/15/45	192,555
200,000	USTN TII 1% 2/15/46	202,860
500,000	USTN TII 1.375% 02/15/44	561,451
2,850,000	USTN TII 2.5% 1/15/29	3,824,126
100,000	USTN TII 3.875% 4/15/29	195,983

	Total United States Treasury Notes	$72,288,186

	United States Treasury Bonds

5,000,000	UNITED STATES TREASURY BOND 2.75% 08/15/2047	$4,743,865

5,800,000	UNITED STATES TREASURY BOND 2.875% 08/15/2045	5,659,423

400,000	UNITED STATES TREASURY BOND 3.375% 11/15/2048	428,467

600,000	USTB 2.5% 02/15/2046	542,701
200,000	USTB 2.75% 8/15/42	191,792
5,900,000	USTB 2.750% 11/15/42	5,651,262
200,000	USTB 3% 11/15/2044	200,057
4,900,000	USTB 3% 5/15/42	4,913,842
300,000	USTB 4.375% 5/15/40	368,808

	Total United States Treasury Bonds	$22,700,217

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
	Federal Agency Obligations
	Federal Home Loan Mortgage Corporation
319,968	FHLG 5.00% 3/38 #A74793	$339,538
23,464	FHLG 5.50% 11/35 #A39302	25,176
88,776	FHLG 5.50% 12/38 #G06172	95,386
234,397	FHLG 6.00% 6/38 #G04715	261,064
411,840	FHLG 6.00% 11/39 #G06409	458,770
45,290	FHLG 6.50% 9/39 #G06669	51,111
11,000,000	FHLG 30YR 3.5% 01/49 #TBA	10,993,215
196,933	FHLG 30YR 3.5% 09/47#Q50962	196,973
9,200,000	FHLG 30YR 4% 01/49 #TBA	9,376,113
22,684	FHLM ARM 5.65% 9/37 #1G3704	23,240
7,215	FHLM ARM 5.84% 2/37 #1N1447	7,466
29,591	FHLM ARM 5.95% 5/37 #1N1582	30,447
11,157	FHLM ARM 6.03% 5/37 #1N1463	11,625
67,217	FHLM ARM 4.433% 7/35 #1B3925	69,739
1,590,752	FHMS 2018-K156 A1 3.7% 05/30	1,649,848

	Total Federal Home Loan Mortgage Corporation	$23,589,711

	Federal National Mortgage Association
531,830	FNMA 4.50% 4/41 #AL0215	$556,287
65,577	FNMA 4.50% 9/41 #AB3517	68,592
43,149	FNMA 5.50% 8/38 #995072	46,424
20,893	FNMA 6.00% 5/35 #821192	23,283
3,073	FNMA 6.00% 9/37 #952504	3,413
6,212	FNMA 6.00% 10/35 #745000	6,911
6,491	FNMA 6.50% 1/37 #897910	7,366
26,398	FNMA 6.50% 5/36 #895817	29,893
12,915	FNMA 6.50% 8/36 #745744	14,587
7,483	FNMA 6.50% 9/36 #897131	8,471
152,579	FNMA 6.50% 10/41 #AL0814	172,724
191,193	FNMA 6.50% 10/41 #AL0886	214,162
100,981	FNMA 6.50% 10/41 #AL0885	114,153
13,300,000	FNMA 30YR 3% 01/49 #TBA	12,976,932
2,997,264	FNMA 30YR 3% 05/43#AR8293	2,941,903
15,900,000	FNMA 30YR 3.5% 01/49 #TBA	15,893,918
12,700,000	FNMA 30YR 3.5% 02/49 #TBA	12,686,709
7,170	FNMA 30YR 4% 02/34#763516	7,370
52,700,000	FNMA 30YR 4% 02/49 #TBA	53,673,822
17,600,000	FNMA 30YR 4.5% 02/49 #TBA	18,203,124
97,333	FNMA ARM 5.51% 2/37 #913990	98,729

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
922,346	FNMA ARM 2.463% 01/36#AL7183	$971,592
25	FNR 11-15 AB 9.75% 8/19	26
39,249	FNR 2004-38 FK 1ML+35 5/34	39,329
74,395	FNR 2010-118 YB IO INV 10/40	12,036
92,747	FNR 2011-63 SW IO INV 7/41	15,408
503,696	FNR 2016-62 AF 1ML+45 9/46	504,321
46,362	FNS 390 C3 IO 6% 7/38	9,884
28,589	FNS 407 40 0 1/38	7,006
56,998	FNS 407 41 IO 6% 1/38	12,899
7,571	FNS 407 C22 IO 1/39	1,558

	Total Federal National Mortgage Association	$119,322,832

	Freddie Mac
3,231,616	FHMS K006 AX1 CSTR 1/20	$23,018
793,777	FHMS K007 X1 CSTR 4/20	7,994
899,759	FHMS K008 X1 CSTR 6/25/20	14,953
868,231	FHMS K009 X1 CSTR 8/20	14,056
3,759,415	FHMS K014 X1 IO CSTR 4/21	86,041
1,351,120	FHMS KAIV X1 CSTR 6/46	30,674
42,323	FHR 3738 BP 4% 12/38	43,022

	Total Freddie Mac	$219,758

	Government National Mortgage Association
28,888	GNII 5.00% 9/40 #004802	$30,590
13,298	GNII II 5.00% 7/40 #004747	14,082
141,947	GNII II 5.00% 8/40 #004772	150,313
60,922	GNII II 6.50% 10/37 #004040	68,953
1,000,000	GNII II 3.5% 01/49 #TBA	1,006,851
2,000,000	GNII II 4% 01/49 #TBA	2,048,059
6,900,000	GNII II 4.5% 02/49 #TBA	7,129,921
2,000,000	GNMA 30YR 3% 01/49 #TBA	1,971,636
1,000,000	GNMA 30YR 3.5% 01/49 #TBA	1,006,694
1,000,000	GNMA 30YR 4% 01/49 #TBA	1,024,029
53,300	GNMA II 5.00% 7/40 #783050	56,364
12,490	GNR 10-116 JS -1ML+605 12/39	1,005
23,171	GNR 11-70 BS -1ML+670 IO 12/36	699
3,319,515	GNR 15-H12 FB 1ML+60 05/65	3,332,907
80,989	GNR 16-H19 FE 1ML+.37 6/20/61	80,967
34,847	GNR 2005-13 SD -1ML+680 2/35	5,675
134,868	GNR 2006-47 SA 1ML+680 8/36	21,448
133,911	GNR 2009-106 SU IO INV 5/37	20,059
23,502	GNR 2009-45 AI IO 1ML+596 4/39	2,511

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
86,381	GNR 2009-61 SA 1ML+670 8/39	$13,899
120,838	GNR 2009-61 WQ 1ML+625 11/35	19,823
17,575	GNR 2009-68 SL 1ML+675 4/39	1,646
779,076	GNR 2009-HO1 FA 1.4% 11/59	785,919
30,587	GNR 2010-109 SB -1ML+660 8/40	5,279
158,883	GNR 2010-115 SP -1ML+540 9/40	18,494
186,777	GNR 2010-117 PS 1ML+600 10/39	13,619
199,361	GNR 2010-14 SC -1ML+480 8/35	18,262
44,121	GNR 2010-146 GS IO ML+610 6/39	2,171
72,489	GNR 2010-147 S -1ML+665 11/40	12,553
81,535	GNR 2010-151 SM -1ML+608 11/40	13,191
77,068	GNR 2010-151SA IO ML+605 11/40	11,549
35,066	GNR 2010-160 SW 1ML+655 10/38	1,106
18,692	GNR 2010-3 MS IO 1ML+655 11/38	614
17,620	GNR 2010-31 GS 1ML+650 3/39	703
25,307	GNR 2010-42 BS -1ML+648 4/40	3,997
25,307	GNR 2010-47 AS -1ML+644 4/40	3,942
56,400	GNR 2010-47 VS -1ML+625 11/37	7,415
94,708	GNR 2010-50 QS 1ML+655 12/38	4,114
80,868	GNR 2010-57 QS -1ML+650 5/40	13,040
133,315	GNR 2010-60 S -1ML+650 5/40	21,025
139,457	GNR 2010-62 SB -1ML+575 5/40	17,308
107,913	GNR 2010-68 SD -1ML+658 6/40	18,329
26,542	GNR 2010-76 SH -1ML+650 5/40	4,180
30,862	GNR 2010-85 HS IO 1ML+665 1/40	2,928
25,475	GNR 2010-85 JS -1ML+657 4/40	4,102
96,898	GNR 2010-87 SK IML+650 7/40	15,653
760,863	GNR 2010-H010 FC 1ML+100 5/60	770,912
876,499	GNR 2010-H20 AF 1ML+33 10/60	874,900
826,896	GNR 2010-H24 FA 1ML+35 10/60	825,749
220,258	GNR 2011-11 SA -1ML+600 1/41	30,662
16,920	GNR 2011-32 S IO -1ML+600 3/41	2,404
54,712	GNR 2011-4 PS -1ML+618 9/40	7,061
103,294	GNR 2011-81 SA -1ML+540 6/41	12,549
232,698	GNR 2011-H09 AF IML+50 3/61	233,214
662,127	GNR 2016-H18 FA 1ML+75 08/66	669,384
915,876	GNR 2016-H20 PT VAR 09/20/66	1,016,915
419,895	GNR 2016-H23 FD 1ML+37 10/66	419,756

	Total Government National Mortgage Association	$23,871,130

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
	Total U.S. Government and Agency Securities	$261,991,834

	Other Fixed Income Securities
69,632	ACCR 2003-3 A1 5.21% 12/33	$71,235
452,203	ACE 2006-SL3 A1 1ML+10 6/36	44,398
300,000	ACRE 10-ARTA A2FX 4.9543% 1/29	310,632
284,222	AHM 2005-4 1A1 1ML+29 3/35	265,438
200,000	AIG GLBL FRN 3ML+46 6/21 144A	198,480
800,000	ALEXANDRIA REAL EST EQUITS INC 3.9% 06/15/2023	804,796
500,000	ALEXANDRIA REAL EST EQUITS INC 4.7% 07/01/2030	506,371
331,040	ALLY AUTO RECEIVABLES TRUST 2017-4 1.59% 04/15/202	330,445
39,711	ALLY AUTO RECEIVABLES TRUST 2017-5 1.81% 06/15/202	39,622
600,000	AMERICAN EXPRESS CO 2.2% 10/30/2020	589,058
2,100,000	APEX CR CLO 2016 LTD 3ML+105 10/27/2028	2,100,000
172,176	ARC 2004-1 A5 1ML+50 10/34	171,511
100,000	AVIATION CAPIT 3.875% 05/01/23	97,967
1,100,000	AVIATION FRN 3ML+95 6/21 144A	1,098,146
300,000	BACARDI LTD 4.45% 05/15/25 144	295,984
1,000,000	BAIDU INC 4.375% 05/14/2024	1,008,226
129,947	BALTA 2004-9 3A1 CSTR 9/34	126,367
119,889	BALTA 2005-2 2A4 CSTR 4/35	118,718
800,000	BANCO SANTANDER SA 6.25/VAR PERP REGS	898,268
1,300,000	BANK AMER FDG CORP 4.12% 01/24	1,317,626
1,000,000	BANK OF AMERICA CORP 0% 7/24/23	1,013,503
700,000	BANK OF AMERICA CORPORATION 3.864% 07/23/2024	698,289
900,000	BANK OF AMERICA CORPORATION 3ML+0 03/05/2024	889,064
900,000	BANK OF AMERICA CORPORATION 3ML+63 05/17/2022	900,101
500,000	BANK OF AMERICA CORPORATION FRN 3ML+65 06/25/2022	493,634
300,000	BANK OF AMERICA CORPORATION FRN 3ML+79 03/05/2024	291,481
200,000	BANK OF MONTREAL BA 0% 1/19	146,266
200,000	BANK OF MONTREAL BA 0% 1/4/19	146,258
700,000	BANQUE FED 144A 3ML+96 7/20/23	691,118

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
200,000	BARCLAYS PLC (UNGTD) 3.2% 08/10/21	$194,369
800,000	BARCLAYS PLC (UNGTD) 8% PERP	970,496
700,000	BARCLAYS PLC (UNGTD) FRN 3ML+2.11 08/10/2021	705,784
1,300,000	BARCLAYS PLC 3.684% 01/10/2023	1,249,044
400,000	BAT CAP CORP 3.222% 08/15/24	368,385
1,700,000	BBCCR 15-GTP A 3.966% 08/33 14	1,737,024
453,316	BFAT 2007-SR1A M2 1ML+90 3/37	436,783
2,600,000	BMONT 0% 01/02/19	1,901,321
1,600,000	BMW US CAP 3ML+37 8/14/20 144A	1,587,952
100,000	BMW US CAP FRN 8/13/21 144A	99,049
600,000	BNP PARIBAS 3.375% 1/25 144A	564,883
2,500,000	BOC AVIATION LTD FRN 3ML+112.5 09/26/2023 144A	2,486,830
500,000	BROADCOM CRP/FI 3% 01/15/22	480,831
89,445	BSABS 2005-AQ2 A3 1ML+36 9/35	89,208
141,474	BSABS 2005-CL1 A1 1ML+50 9/34	135,671
155,485	BSARM 2004-10 12A3 CSTR 1/35	155,795
1,200,000	BSP 2015-VIIA A1AR 3MLIB+78BP 144A	1,192,282
300,000	CC HOLDINGS 3.849% 4/15/23	297,069
1,000,000	CCO LLC/CAPITAL 4.464% 7/23/22	1,009,558
1,700,000	CD 2018-CD7 ASB 4.21% 08/51	1,778,602
1,600,000	CGGS 2018-WSS A 1ML+90 02/20	1,574,038
900,000	CHAIT 2017-A1 A 1ML+100 1/22	900,437
100,000	CHARTER COMM 3ML+165 2/1/24	98,319
100,000	CHARTER COMM OPER 4.5% 2/1/24	99,841
1,200,000	CIBC 0% 01/03/19	877,507
500,000	CIT GROUP INC NEW 4.125% 3/21	492,500
400,000	CIT GROUP INC NEW 5.25% 3/7/25	391,000
1,000,000	CITIGROUP INC 2.35% 08/02/2021	971,422
500,000	CITIGROUP INC 2.7% 03/30/2021	492,354
100,000	CITIGROUP INC 3ML+143 09/01/23	100,055
1,500,000	CITIGROUP INC 4.075/VAR 04/23/2029	1,463,907
800,000	CITIGROUP INC FRN 3ML+93 06/07/2019	801,883
1,100,000	COMCAST CORP NEW 4.6% 10/15/2038	1,112,009
600,000	COMET 2016-A1 A1 1ML+45 02/22	600,543
1,000,000	COMM 16-COR1 ASB 2.972% 10/49	988,873
130,000	COMMNWLTH BNK AUST 5 10/19 144	131,936
300,000	CON EDCO NY 3ML+40 6/25/21	297,044
583,438	CONTL AIR 12-1 ETC 4.15 4/24	581,921
1,100,000	CREDIT AGRC MTN FRN 1192933+1.	1,115,709
1,500,000	CREDIT SUISSE 6.5% 8/8/23 144A	1,563,750
800,000	CREDIT SUISSE GROUP FUNDING GUERNSEY LTD 2.75% 03/	791,266

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
600,000	CREDIT SUISSE GROUP FUNDING GUERNSEY LTD 3.125% 12	$594,011
800,000	CREDIT SUISSE GROUP FUNDING GUERNSEY LTD 3.8% 06/0	784,982
500,000	CROWN C TWRS 4.241% 7/48 144A	497,575
200,000	CROWN CASTLE INT 4.45% 2/15/26	199,215
276,093	CVS CAREMARK 6.943% 1/10/30	306,854
600,000	CVS HEALTH CORP 3.125% 03/20	598,736
300,000	CVS HEALTH CORP 3.7% 03/09/23	296,771
300,000	CVS HEALTH CORP 4.1% 03/25/25	297,367
517,613	CWALT 05-36 2A1A 1ML+31 8/35	447,365
196,271	CWALT 2005-36 3A1 CSTR 8/35	182,979
71,661	CWALT 2005-61 1A1 1ML+26 12/35	69,557
52,429	CWALT 2006-OA1 2A1 1ML+21 3/46	47,238
44,638	CWHL 2004-23 A CSTR 11/34	40,858
138,711	CWHL 2006-HYB3 2A1A CSTR 6/36	131,685
1,800,000	DAIMLER FRN 3ML+55 5/21 144A	1,783,969
900,000	DBSW 4.25% 10/14/21	879,939
1,900,000	DCENT 14-A1 A1 1ML+43 07/21	1,900,218
92,774	DELTA AIR 6.821% 2/10/24	99,612
1,000,000	DEPOSITORY 4.875/VAR PERP 144A	985,000
500,000	DIGITAL REALTY TR 4.45% 07/28	498,152
100,000	DISH DBS 5.125% 5/1/20	98,750
125,000	DISH DBS CORP 7.875% 9/01/19	127,538
35,797	DMSI 2004-4 7AR2 1ML+45 6/34	33,054
105,285	DORIC NIMROD 5.125% 11/24 144A	109,287

2,801,625	ECMC GROUP STUD 18-2A A 1ML+80 09/25/2068 144A	2,798,267

983,953	ECMC GROUP STUDENT LOAN TRUST 2018-1 1ML+80 02/27/	982,613
460,000	EL PASO NAT GAS 8.375% 6/15/32	556,481
100,000	EMC CORP 2.65% 06/01/20	96,028
1,199,000	EMERALD BAY VAR 10/8/20 144A	1,287,895
600,000	ENBRIDGE FRN 3ML+40 01/10/20	598,021
1,000,000	ENBRIDGE INC FRN 3ML+70 06/15/2020	996,541
1,500,000	ENTERGY COR NEW CP 0% 2/07/19	1,489,004
2,000,000	ENTERGY CORP NEW CP 0% 02/19	1,985,661
300,000	ENTERPRISE PROD 5.2% 9/1/20	309,175

1,600,000	EVERGREEN CR CARD TR 2017-1 A 1ML+26 10/15/2021 14	1,598,597

127,384	FFML 2004-FF3 M1 1ML+55 5/34	123,464

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
28,998	FHAMS 2006-FA8 1A8 0 2/37	$16,094

500,000	FIGUEROA CLO LTD 2014-1A AR 3ML+90 01/15/2027 144A	497,169

89,896	FIRST SEC UT 9.35 1/10/23 144A	97,341
1,200,000	FORD MTR CR CO LLC MED TERM NTS BOOK ENTRY FRN 3ML	1,178,510
800,000	FORD MTR CR LLC 2.459% 3/27/20	783,044
200,000	FORD MTR CR LLC 8.125% 1/15/20	207,613
900,000	GALLATIN CLO VIII 2017-1 LTD / GALLATIN CLO VIII 2	896,252
633,345	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2017-2	633,394
29,938	GMALT 2017-2 A2B 1ML+30 01/20	29,936
1,400,000	GOLDEN CR CARD TR 1ML+ 07/15/2024 144A	1,396,782
500,000	GOLDMAN SACHS GROUP INC (THE) 2.905/VAR 07/24/2023	476,195

300,000	GOLDMAN SACHS GROUP INC (THE) 3.5% 01/23/2025	284,493

1,600,000	GPMT 18-FL1 A 1ML+90 12/35	1,592,520
780,000	GS GRP INC MTN 6.25% 2/01/41	890,625
300,284	GSMPS 2005-RP1 1AF 1ML+35 1/35	279,734
2,458,769	GSMS 2011-GC3 X IO 3/44 144A	28,105
63,419	GSR 2005-AR5 2A3 CSTR 10/35	53,001
500,000	HALCYON LN ADVISORS FDG 2015-1A AR 3ML+92 04/20/20	496,273
400,000	HARLEY DAVID 3ML+94 3/21 144A	399,549
1,230,000	HCA INC 6.5% 2/15/20	1,260,750
600,000	HSBC HOLDINGS PLC 3.95%/VAR 5/18/2024	596,724
1,300,000	HSBC HOLDINGS PLC 6.25%VAR PERP	1,218,750
124,040	HVMLT 05-15 2A11 1ML+27 10/45	121,451
204,101	HVMLT 2004-5 2A6 CSTR 6/34	199,361
202,688	HVMLT 2006-13 A 1ML+18 11/46	169,245
600,000	IL ST 6.725% 4/1/35	642,642
73,436	IMSA 2006-1 1A2B 1ML+20 5/36	71,359
559,189	INDX 05-AR14 2A1A 1ML+30 7/35	499,381
80,484	INDX 2006-AR6 2A1A 1ML+20 6/47	69,761
1,700,000	ING BANK NV 4.625% 01/06/2026	1,712,295
1,092,650	ISAC 2010-1 A3 3ML+90 7/45	1,094,868
435,204	JAMESTOWN CLO IV LTD 2014-4A A1AR 3ML+69 07/15/202	433,695
3,610,000,000	JAPAN GOVERNMENT OF 0% 2/12/19	32,942,218
220,000	JPMC CO 4.25% 10/15/20*	223,923

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
1,010,054	JPMCC 2011-C4 XA CSTR 7/46*	$22,833
80,165	JPMCC 2011-C5 A3 4.1712% 8/46*	81,773
80,081	JPMMT 2004-A3 3A3 CSTR 7/34*	76,373
1,100,000	JPMORGAN CHASE & CO 2.25% 01/23/2020*	1,088,921
300,000	JPMORGAN CHASE & CO 2.55% 10/29/2020*	296,608
600,000	JPMORGAN CHASE & CO 3ML+89 07/23/2024*	586,213
400,000	JPMORGAN CHASE & CO FRN 3ML+ 55 03/09/2021*	398,076
1,200,000	JPMORGAN CHASE & CO FRN 3ML+148 03/01/2021*	1,215,383
120,000	KAUPTHING BK 5.75 10/4/11 144A	—
1,177,000	KAUPTHING BK 7.625% 2/28/15144	—
60,000	KINDER MORGAN EN 6.85% 2/15/20	62,124
212,000	KPN NV GLBL 8.375% 10/01/30	274,606
413,000	KRAFT FOODS GROUP INC 0.0% 02/10/2020	422,388
1,400,000	KUWAIT ST 2.75% 03/20/22 144A	1,373,910
641,000	LANDSBANK IS MTN6.1% 8/11 144A	38,460

1,300,000	LLOYDS BANKING GROUP PLC 2.907/VAR 11/07/2023	1,229,225

400,000	LLOYDS BANKING GROUP PLC 3.1% 07/06/2021	392,342

700,000	LLOYDS BANKING GROUP PLC 7.625%/VAR PERP REGS	917,648

1,700,000	LLOYDS TSB BK FRN 3ML+80 06/21	1,683,263

500,000	LOOMIS SAYLES CLO II LTD 2015-2A A1R 3ML+90 04/15/	495,217

313,384	LXS 2006-14N 1A1B 1ML+21 9/46	301,793
88,337	MARM 2005-1 7A1 CSTR 2/35	87,075
69,243	MARM 2006-2 3A1 CSTR 1/36	67,864
373,121	MARP 2005-2 1A1F 1ML+35 5/35	275,172

2,300,000	MET LIFE GLOB FUNDING I FRN SOFR+57 09/07/2020 144	2,284,868

100,000	MGM RESORTS 6.75% 10/1/20	102,750
100,000	MISSISSIPPI PWR 3ML+65 3/27/20	99,831
70,604	MLCC 2003-F A1 1ML+32 10/28	67,960
18,346	MLMI 2004-A3 4A3 CSTR 5/34	17,904
1,200,207	MLMI 2005-WMC1 M2 1ML+79.5 9/25/35	1,191,990
50,944	MLMI 2006-A1 1A1 CSTR 3/36	41,678
662,067	MLMI 2007-SD1 A1 1ML+45 2/47	480,065
700,000	MORGAN STANLEY 2.65% 01/27/20	694,667
1,100,000	MORGAN STANLEY 3.737%/VAR 04/24/2024	1,091,597
1,000,000	MORGAN STANLEY 3.875% 04/29/2024	995,149
200,000	MOUNTAIN VIEW CLO X LTD 2015-10A AR 3ML+82 10/13/2	198,340
800,000	MQGAU FRN 3ML+35 04/19 144A	799,858

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
500,000	MSBAM 15-C20 ASB 3.069% 02/48	$499,809
600,000	MSC 2014-CPT AM VAR 07/29	599,942
800,000	MSC 2018-H3 ASB 4.12% 07/51	836,319
9,239	MSM 2005-3AR 3A CSTR 7/35	8,251
513,100	NALT 2017-A A2B 1ML+20 09/19	513,142
500,000	NASDAQ INC FRN 3ML+39 03/22/2019	499,876
1,100,000	NATIONAL AUS/NY 3.625% 6/20/23	1,096,792
1,000,000	NATIONWDE 4.363%/VAR 8/24 144A	979,668
100,000	NAVIENT CORP 5.0% 10/20	95,750
100,000	NAVIENT CORP 5.875% 03/25/2021	95,750

1,900,000	NAVIENT PRIVATE ED REFI LN TR 2018-E 3.43% 12/15/2	1,908,171

251,311	NAVIENT PRIVATE EDUCATION LOAN TRUST 2017-A 1ML+40	251,455
1,476,744	NELNET STUDENT LOAN TRUST 2017-3A A 1ML+85 02/25/2	1,489,733
750,000	NEUBERGER BERMAN CLO XIX LTD / NEUBERGER BERMAN CL	744,095
660,000	NORDEA BK 4.875% 5/13/21 144A	671,254
250,000	NORTHSTR ED FIN 2007-1 OT	248,190
500,000	NY&PRSBTN HSP 4.024% 08/01/45	486,160
1,500,000	OCP LTD 2015-8A A1R 3ML+85 04/17/2027 144A	1,484,943
271,737	OFSI FD VI LTD / OFSI FD VI LLC 3ML+65 03/20/2025	271,255

800,000	OSCAR US FDG IX LLC 18-2A A2B 1ML+47 08/10/2021 14	801,858

1,700,000	OVERSEA-CHINESE BKG CORP LTD FRN 3ML+45 05/17/2021	1,698,023
381,168	PALMER SQUARE LN FDG 2018-3 LTD / PALMER SQUARE LN	378,533
800,000	PETROBRAS GLOBA 5.999% 1/27/28	753,208
370,000	PFIZER INC 3.4% 05/15/24	372,573
55,203	PRIME 2005-2 2A1 CSTR 10/32	56,050
900,000	PROTECTI FRN 3ML+52 06/21 144A	892,899
1,100,000	RABOBANK 3.875% 9/26/23 144A	1,103,735
126,401	RBSGC 2007-B 1A4 1ML+45 1/37	81,728
300,000	ROYAL BK SCOT FRN 3ML+155 6/24	286,608
70,000	ROYAL BK SCOTLND 7.648/VR PERP	86,188
1,100,000	ROYAL BK SCTLND 3.875% 9/12/23	1,054,489
520,000	ROYAL BK SCTLND 6.4% 10/21/19	530,869
1,900,000	ROYALBK 0% 01/02/19	1,389,469
1,000,000	SABINE PASS LIQ 5% 03/15/27	1,003,837

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
83,195	SACO 2005-WM3 A3 1ML+35 9/35	$82,964
272,155	SAMI 2006-AR6 1A1 1ML+18 07/46	235,053
700,000	SANDS CHINA LTD 5.125% 08/08/2025 144A	693,175
330,000	SANTA CL TRANS TAXM 5.876 4/32	388,664
1,000,000	SANTANDER UK 3ML+66 11/15/21	990,721
1,200,000	SANTANDER UK PL FRN 3ML+62 06/	1,186,754
532,893	SARM 2004-4 2A CSTR 04/34	521,369
1,153,170	SASC 2006-OPT1 A1 1ML+18 04/25/2036	1,135,573
14,734	SAST 2002-3 M1 1ML+75 12/32	14,436
110,702	SAST 2003-3 M1 1ML+65 12/33	107,728
400,000	SAUDI ARAB 2.875% 3/4/23 144A	384,498
500,000	SAUDI ARAB 3.625% 3/4/28 144A	472,855
1,000,000	SAUDI GOVT 3.25% 10/26/26 RGS	934,936
1,500,000	SEMPRA ENERGY FRN 3ML+45 03/15/2021	1,469,442
300,000	SHIRE ACQ INV IRELAND DA 1.9% 09/23/2019	295,801
200,000	SHIRE ACQ INV IRELAND DA 2.4% 09/23/2021	193,388
2,046,190	SILVER ARROW CDA LP 2.278% 02/15/2020 144A	1,499,300
700,000	SINOPEC 4.125% 9/12/25 144A	700,804
1,700,000	SL GREEN OP PRTNR 3ML+98 8/21	1,689,630
345,000	SLM CORP MED 4.875% 6/17/19	343,706
400,000	SLM CORP MTN 8% 3/25/20	406,440
224,681	SLM STUDENT LN TR 2003-11 A6 3ML+55 12/25	225,728
1,600,000	SLM STUDENT LN TR 3ML+75 10/25/2029 144A	1,604,062
111,948	SLMA 2004-3 A5 3ML+17 7/25/23	111,871
250,000	SLOVENIA REP 5.25% 2/24 REGS	268,718
400,000	SMBC AVIATION 4.125% 7/23 144A	401,793

400,000	SOUND PT CLO IX INC 2015-2A AR 3ML+88 07/20/2027 1	397,870

2,000,000	SOUND PT CLO VIII LTD / SOUND PT CLO VIII INC 2015	1,996,678
1,000,000	SOUTHCO FRN 3ML+49 02/14/20 14	998,300

400,000	SOUTHERN POWER CO FRN 3ML+55 12/20/2020 144A	395,066

21,000	SOUTHRN NAT GAS 8% 3/01/32	26,770
500,000	SPECTRA ENERGY PRT 3ML+70 6/20	496,904
300,000	SPRINGLEAF FIN CRP 8.25% 12/20	310,500
300,000	SPRINT CAP GLBL 6.9% 5/01/19	301,500
100,000	SPRINT NEXTEL 7% 3/1/20 144A	102,500
100,000	SPRINT NEXTEL 7% 8/15/20	102,380
300,000	SPRINT SPECTRUM CO LLC 4.738% 09/20/2029 144A	294,375
133,823	STRUCTURED ASSET INVT LN TR VAR 10/25/2033	133,358
49,000	TENN GAS PIPELI 7.625% 4/01/37	57,959
1,200,000	TEXTRON INC FRN 3ML+55 11/10/2020	1,189,666

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
160,000	THERMO FISHER 3.6% 8/15/21	$160,465
100,000	TORONTO 0% 01/02/19	73,130
400,000	TORONTO DOMINION BA 0% 1/19	292,534
200,000	TORONTO DOMINION BA 0% 1/4/19	146,260
1,800,000	TRALEE CLO III LTD 2014-3A AR 3ML+103 10/20/2027	1,787,855
530,937	TSCOLN PRP FIN 7.6227% 7/13/39	880,126
240,000	TVA 5.25% 09/15/39	301,669
467,000	TVA 5.98% 04/01/36	614,014
1,250,000	UBS AG 7.625% 08/22 LT2 COCO	1,331,250
800,000	UBS GR FND 3.491% 5/23/23 144A	780,138
600,000	UBS GROUP FDNG 3% 4/15/21 144A	595,338
1,700,000	UBSCM 18 C-12 4.1945% 08/51	1,765,501
1,100,000	UBSCM 18-C11 ASB 4.1186% 06/51	1,146,968
200,000	UNITED BUSNS 5.75% 11/20 144A	204,787
200,000	VENTURE XVII CLO LTD 3ML+0.88 04/15/2027 144A	198,077
1,250,000	VENTURE XXI CLO LTD 3ML+88 07/15/2027 144A	1,235,674
206,000	VERIZON COMMUNICATIONS INC 3.376% 02/15/2025	199,861
297,000	VERIZON COMMUNICATIONS INC 4.329% 09/21/2028	298,404
600,000	VMC 18-FL2 A 1ML+92 10/35	599,656
332,796	WAMU 05-AR15 A1A1 1ML+26 11/45	321,610
274,075	WAMU 05-AR15 A1A2 1ML+28 11/45	252,551
124,096	WAMU 05-AR17 A1A2 1ML+29 12/45	116,758
419,255	WAMU 06-AR14 1A3 CSTR 11/36	379,226
1,286,430	WAMU 2004-AR10 A1A 1ML+44 7/44	1,277,356
120,438	WAMU 2004-AR8 A1 1ML+42 6/44	115,304
688,168	WAMU 2005-AR18 1A3A CSTR 1/36	678,846
172,511	WAMU 2005-AR7 A4 CSTR 8/35	172,255
41,685	WAMU 2005-AR8 1A1A 1ML+27 7/45	40,026
99,205	WAMU 2005-AR9 A1A 1ML+32 7/45	96,057
169,865	WAMU 2007-HY4 4A1 CSTR 9/36	151,381
500,000	WELLTOWER INC 3.95% 09/01/23	501,215
1,200,000	WESTINGHOUSE AIR BRAKE TECH CORP FRN 3ML+105 09/15	1,195,585
171,286	WFMBS 2006-AR11 A6 CSTR 8/36	166,711
240,000	WFRBS 2011-C4 A4 0 6/44*	248,783
1,337,667	WHITEHORSE IX LTD/LLC 3ML+116 07/17/2026 144A	1,336,326
1,600,000	WHITEHORSE X LTD 3ML+93 04/17/2027 144A	1,585,413
1,000,000	WYNN LAS VEGAS 5.5% 3/25 144A	932,500
300,000	Z CAPITAL CREDIT PARTNERS CLO 2015-1 LTD 3ML+95 07	297,259

	Total Other Fixed Income Securities	$212,240,414

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
	Cash, Cash Equivalents and Other Investments

	Cash and Cash Equivalents
	CASH	$1,275,202
	Cash Collateral	1,731,550
25,299,277	BBH STIF FUND	25,299,277
10,753,252	Fidelity Institutional Money Market Portfolio*	12,019,515
7,520,607	JP MORGAN 100% US TREASURY*	7,520,607
6,755,804	JPM TREASURY PLUS MMF AGY SHRS*	6,755,804
3,803,394	JP Morgan Prime*	3,803,775
1,725	SSBK STIF FUND*	1,725

	Total Cash and Cash Equivalents	$58,407,455

	Swap Contracts
	Credit Default Swaps
3,000,000	BOAM CDS 91086QAW8 1% 12/20/19	$8,210
2,000,000	CDS CMBX.NA.AAA.9 0.5 9/58 GS	(7,233)
5,554,409	CDS GS CMBX NA AAA6 0.5% 5/63	34,289
(3,100,000)	CDX HY30 5Y ICE 06/20/23	4,116
(800,000)	CDX IG30 5Y ICE 06/20/23	185
(2,400,000)	CDX NA HY31 ICE USD 5% 12/23	2,752
(4,100,000)	CDX NA IG31 ICE 5Y 1% 12/20?23	1,100
500,000	CS CDS CMBX.NA.BBB-.9 3% 9/58	(60,500)
(1,800,000)	DELL INC SNR 12/20/19 GS ICE	280
(600,000)	GENERAL ELECTRIC ICE 12/20/23	366
(800,000)	GENERAL ELECTRIC S ICE 6/20/23	471
(500,000)	GENERAL MTR SNR USD 6/22 ICE	51
1,000,000	JP CDS CMBX.NA.AAA.9 SP 0.5 9/17/58	(3,617)
(2,000,000)	JPM CDX EM30 ICE SWAP 12/20/23	1,747
2,600,000	QATAR GOVT JPM CDS 1% 12/23	34,705
(800,000)	SPRINT SNR S 12/20/19 GS ICE	(40)

	Total Credit Default Swaps	$16,882

	Interest Rate Swaps
(8,200,000)	BA IRS USD 2Y 1.45% 06/19 CME	$(3,158)
7,100,000	BOA IRS SWAP P1.73 08/26/25	78,965
(54,600,000)	CME IRS USD 1.75 6/20/20	(5,993)
89,000,000	CME IRS USD 2.75 2/25/20	3,494
62,100,000	CME IRS USD 3% 09/20/20	10,124
(300,000)	CS IRS 30YRUSD 2.25% 12/46 CME	(1,132)
(200,000)	CS IRS USD 10Y 1.75% 12/26 LCH	(339)
(600,000)	GS IRS SWAP FUT 08/22/48	(2,621)

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
(6,800,000)	INFSWEMNI 1.4425% 10Y 12/26 LCH	$(1)
6,800,000	INFSWPEMNI 1.165% 5Y 12/21 LCH	(147,955)
(900,000)	IRS GBP 1.5 03/20/19 5Y LCH	260
(500,000)	IRS GBP 1.50 03/20/29 10Y LCH	39
(7,000,000)	IRS GBP 1.5000 10Y LCH 6/19/29	601
(13,800,000)	IRS USD 10 YR 2.25% 06/28 LCH	(25,938)
(6,700,000)	IRS USD 2 YR 1.75% 6/20/20 LCH	(977)
(4,100,000)	IRS USD 2.5 6/20/48 30YR CME	(16,541)
(19,700,000)	LCH IRS 2.25% 12/16/22	(19,414)
(900,000)	LCH IRS EUR 10YR 1% 03/20/29	438
(11,400,000)	LCH IRS USD 10YR 3% 12/19/28	(20,336)
(8,500,000)	LCH IRS USD 2YR 2.75% 12/19/20	(1,291)
(7,000,000)	LCH PIMCO IRS 2. 6/20/25	(11,291)
(2,000,000)	MSCS IRS SWAP FUT 08/22/48	(8,683)
(1,800,000)	PIMCO IRS USD 10 2.25% 6/20/28	(5,364)

	Total Interest Rate Swaps	$(177,113)

	Total Swap Contracts	$(160,231)

	Interest Rate Option Contracts
(2,100,000)	CDX IG31 5YR V1 P1.05 02/20/19	$(3,420)
(2,600,000)	CDX IG31 5YR V1 P1.05 2/20/19	(4,234)
(2,400,000)	EURO-BOBL OEH9 C132.75 1/25/19	(5,500)
2,300,000	IRO USD 30Y P2.9425 12/19 GLM	95,549
(10,100,000)	IRO USD 5Y P2.75 12/12/19 GLM	(92,745)

	Total Interest Rate Option Contracts	$(10,350)

	Futures Contracts***
294,000,000	90DAY EURO$ FUTR DEC19 EDZ9	$7,350
(136,000,000)	90DAY EURO$ FUTR DEC20 EDZ0	(11,900)
117,000,000	90DAY EURO$ FUTR JUN19 EDM9	1,463
4,900,000	EURO-BUND FUTURE MAR19 RXH9	—
(5,900,000)	EURO-OAT FUTURE MAR19 OATH9	—
(400,000,000)	JPN 10Y BOND(OSE) MAR19 JBH9	(2,186)
46,900,000	US 10YR NOTE (CBT)MAR19 TYH9	183,203
(31,000,000)	US 2YR NOTE (CBT) MAR19 TUH9	(21,797)
52,300,000	US 5YR NOTE (CBT) MAR19 FVH9	130,750

	Total Futures Contracts	$286,883

	Total Cash, Cash Equivalents and Other Investments	$58,523,757

WARNER MEDIA, LLC SAVINGS PLAN

EIN: #82-2449954        Plan #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

Shares or Units	Description	Current Value
	Total Investments Excluding Notes Receivable from Participants	$5,087,856,434

	Notes Receivable from Participants (interest rates from 4.25% to 10.50% maturing through January 2034)*	$61,257,213

	Total Investments	$5,149,113,647

*	Indicates party-in-interest to the Plan.
**

Difference between total synthetic investment contracts per the Schedule of Assets and per the Statements of Net Assets Available for Benefits is due to the presentation of synthetic investments at market value in the Schedule of Assets and contract value in the Statements of Net Assets Available for Benefits. See footnote 7 for reconciliation of this difference.

***	Negative “shares or units” represents the notional values of futures contracts with short positions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Warner Media, LLC Savings Plan

By: AT&T Services, Inc., Plan Administrator for the Foregoing Plan

	By	/s/ Debra L. Dial
Debra L. Dial
Senior Vice President and Controller

Date: June 28, 2019

EXHIBIT INDEX

Exhibit identified below, Exhibits 23 is filed herein as exhibit hereto.

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm